UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐      No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐      No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2013
and report of independent registered
public accounting firm

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2013, December 31, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2                                        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,

2

and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

3                                        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 29, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

3

Fibria Celulose S.A.

Consolidated balance sheet at

In thousands of Reais

Assets	December 31, 2013	December 31, 2012	January 1st, 2012
		(Restated)(*)	(Restated)(*)
Current
Cash and cash equivalents (Note 9)	1,271,752	943,856	381,915
Marketable securities (Note 10)	1,068,182	2,351,986	1,677,926
Derivative instruments (Note 11)	22,537	18,344	31,638
Trade accounts receivable, net (Note 12)	382,087	754,768	945,362
Accounts receivable - land and building sold (Note 1(e))	902,584
Inventory (Note 13)	1,265,730	1,183,142	1,178,707
Recoverable taxes (Note 14)	201,052	209,462	327,787
Assets held for sale (Note 36)	589,849	589,849	644,166
Other assets	103,228	194,526	108,062

	5,807,001	6,245,933	5,295,563

Non-current
Marketable securities (Note 10)	48,183
Derivative financial instruments (Note 11)	71,017	26,475	43,446
Related parties receivables (Note 16)	7,142	6,245	5,469
Recoverable taxes (Note 14)	743,883	657,830	677,232
Advances to suppliers (Note 22)	726,064	740,310	760,611
Judicial deposits (Note 24)	197,506	157,567	137,060
Deferred taxes (Note 15)	968,116	879,606	995,368
Other assets	252,135	172,612	95,060

Investments (Note 17)	46,922	40,674	7,506
Biological assets (Note 18)	3,423,434	3,325,604	3,264,210
Property, plant and equipment (Note 19)	9,824,504	11,174,561	11,841,247
Intangible assets (Note 20)	4,634,265	4,717,163	4,809,448

	20,943,171	21,898,647	22,636,657

Total assets	26,750,172	28,144,580	27,932,220

(*) Refer to Note 2.26 for the effects of the restatements.

Liabilities and shareholders’ equity	December 31, 2013	December 31, 2012	January 1st, 2012
		(Restated)(*)	(Restated)(*)
Current
Loans and financing (Note 23)	2,972,361	1,138,005	1,092,108
Trade payable	586,541	435,939	373,692
Payroll, profit sharing and related charges	129,386	128,782	134,024
Taxes payable	55,819	41,368	53,463
Derivative financial instruments (Note 11)	106,793	54,252	163,534
Liabilities related to the assets held for sale (Note 1(d)(i))	470,000	470,000
Dividends payable	2,374	2,076	1,520
Other payables	125,081	204,833	142,367

	4,448,355	2,475,255	1,960,708

Non-current
Loans and financing (Note 23)	6,800,736	9,629,950	10,232,309
Derivative financial instruments (Note 11)	451,087	263,646	125,437
Taxes payable	159	77,665	76,510
Deferred taxes (Note 15)	235,896	227,923	739,878
Provision for contingencies (Note 24)	128,838	104,813	101,594
Other payables	193,847	194,521	163,096

	7,810,563	10,498,518	11,438,824

Total liabilities	12,258,918	12,973,773	13,399,532

Shareholders’ equity (Note 27)
Share capital (Note 27(a))	9,729,006	9,729,006	8,379,397
Share capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)
Statutory reserves (Note 27(c))	3,109,281	3,815,584	4,520,290
Other reserves	1,614,270	1,596,666	1,611,837

Equity attributable to shareholders of the Company	14,444,899	15,133,598	14,503,866
Equity attributable to non-controlling interests	46,355	37,209	28,822

Total shareholders’ equity	14,491,254	15,170,807	14,532,688

Total liabilities and shareholders’ equity	26,750,172	28,144,580	27,932,220

(*) Refer to Note 2.26 for the effects of the restatements.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2013	2012	2011

Continuing operations

Revenues (Note 31)	6,917,406	6,174,373	5,854,300
Cost of sales (Note 33)	(5,382,688)	(5,237,258)	(5,124,269)

Gross profit	1,534,718	937,115	730,031

Operating income (expenses)
Selling expenses (Note 33)	(347,538)	(298,052)	(294,928)
General and administrative (Note 33)	(300,131)	(286,002)	(310,425)
Equity in losses of associate		(592)	(414)
Other operating income (expenses), net (Note 33)	823,398	354,026	253,395

	175,729	(230,620)	(352,372)

Income before financial income and expenses	1,710,447	706,495	377,659

Financial income (Note 32)	110,723	167,646	217,000
Financial expenses (Note 32)	(1,016,526)	(944,405)	(873,005)
Result of derivative financial instruments (Note 32)	(215,313)	(184,465)	(276,877)
Foreign exchange loss (Note 32)	(932,907)	(735,001)	(935,789)

	(2,054,023)	(1,696,225)	(1,868,671)

Losses from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)

Income taxes
Current (Note 15)	(619,606)	(42,167)	67,835
Deferred (Note 15)	265,600	333,927	314,408

Net losses from continuing operations	(697,582)	(697,970)	(1,108,769)

Discontinued operations
Net income from discontinued operations (Note 36)			240,655

Net losses for the year	(697,582)	(697,970)	(868,114)

Attributable to
Shareholders of the Company - continuing operations	(706,422)	(704,706)	(1,113,277)
Shareholders of the Company - discontinuing operations			240,655
Non-controlling interest	8,840	6,736	4,508

Net losses for the year	(697,582)	(697,970)	(868,114)

Basic and diluted loss per share - continuing operations (in Reais) (Note 35)	(1.28)	(1.34)	(2.38)

Basic and diluted (loss) earnings per share - discontinued operations (in Reais) (Note 35)			0.51

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais, except for the income per shares

	2013	2012	2011
		(Restated)(*)	(Restated)(*)

Net losses for the year	(697,582)	(697,970)	(868,114)

Other comprehensive income
Items that will not be reclassified to profit or loss, net of taxes
Actuarial gains/(losses) of post employment benefit obligations - Fibria (*)	14,919	(15,171)	(6,987)
Share of other comprehensive income - actuarial losses of post employment benefit obligation of Veracel	(781)

	14,138	(15,171)	(6,987)

Items that may be subsequently reclassified to profit or loss, net of taxes
Foreign exchange effect on available-for-sale financial assets, net of tax	3,466

Other comprehensive income (loss) for the year, net of taxes	17,604	(15,171)	(6,987)

Total comprehensive losses for the year, net of taxes	(679,978)	(713,141)	(875,101)

Attributable to
Shareholders of the Company - continuing operations	(688,818)	(719,877)	(1,120,264)
Shareholders of the Company - discontinued operations			240,655
Non-controlling interest	8,840	6,736	4,508

	(679,978)	(713,141)	(875,101)

(*)    The actuarial losses of post employment benefit obligations in 2012 and 2011, in the amount of R$ 15,171 and R$ 6,987, respectively, refer to the adjustment made in those years due to the retrospective impact of the adoption of IAS 19 (R), as Note 2.26.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves			Retained
		Transaction			Other			earnings		Non-
		costs to the	Capital	Treasury	comprehensive	Statutory reserves		(accumulated		controlling
	Capital	capital increase	reserve	shares	Income	Legal	Investments	losses)	Total	interest	Total

As at January 1, 2011	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971		15,381,413	23,433	15,404,846

Total loss
Net (loss)/ income								(872,622)	(872,622)	4,508	(868,114)
Other comprehensive loss for the year (impact of the adoption of IAS 19 (R))					(6,987)				(6,987)		(6,987)
					(6,987)			(872,622)	(879,609)	4,508	(875,101)
Transactions with shareholders
Capital increase										881	881
Realization of revaluation reserve, net of tax					(9,079)			9,079
Lapsed dividends								2,062	2,062		2,062
Investment reserve appropriation							(861,481)	861,481

As at January 1, 2012 - restated	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Total loss
Net (loss)/ income								(704,706)	(704,706)	6,736	(697,970)
Other comprehensive loss for the year					(15,171)				(15,171)		(15,171)
					(15,171)			(704,706)	(719,877)	6,736	(713,141)
Transactions with shareholders
Capital increase (Note 27(a))	1,361,380								1,361,380	3,335	1,364,715
Transaction costs		(11,771)							(11,771)		(11,771)
Dividends declared - non-controlling interest (Portocel)										(1,684)	(1,684)
Investment reserve appropriation							(704,706)	704,706

As at December 31, 2012 - restated	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Total loss
Net income (loss)								(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income for the year					17,604				17,604		17,604
					17,604			(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Reversal of dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405
Dividends declared - non-controlling interest (Portocel)										(2,099)	(2,099)
Investment reserve appropriation							(706,422)	706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2013	2012	2011

Loss from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)

Adjusted by
Income before taxes on discontinued operations (Note 36)			364,629
Depreciation, depletion and amortization	1,751,947	1,720,067	1,838,827
Depletion of wood from forestry partnership programs	111,214	128,241	45,368
Foreign exchange losses, net	932,907	735,001	935,922
Change in fair value of derivative financial instruments	215,313	184,465	276,877
Equity in losses of associate		592	414
Gain on sale of land and building - Asset Light project (Note 1(e))	(799,040)
Gain on sale of others investments	(3,201)
Gain on sale of investments (CONPACEL, KSR and Piracicaba) (Note 36(b)(iii))			(532,850)
Accretion of present value - payable for Aracruz acquisition			40,893
Loss (gain) on disposal of property, plant and equipment	220,936	(64,419)	(25,361)
Interest and gain and losses in marketable securities	(90,014)	(143,809)	(178,895)
Interest expense	575,877	681,840	660,084
Change in fair value of biological assets (Note 18 and Note 33)	(102,265)	(297,686)	(145,884)
Financial charges of Bonds partial repurchase transaction	350,295	150,917
Impairment of recoverable ICMS	91,192	90,248
Tax credits	(13,531)
IPI credit premium (Note 24 (d)(i))	(77,486)	(93,152)
Reversal of provision for contingencies and other	(116,042)
Provisions and other	50,526	109,955	124,632

Decrease (increase) in assets
Trade accounts receivable	446,371	246,798	160,940
Inventory	(62,662)	45,236	(148,446)
Recoverable taxes	(144,192)	(16,875)	(177,117)
Related parties			(161)
Other assets/advances to suppliers	(3,642)	(20,857)	63,506

Increase (decrease) in liabilities
Trade payable	106,817	57,762	5,916
Taxes payable	(18,464)	(38,475)	(26,321)
Payroll, profit sharing and related charges	603	(5,241)	22,386
Other payable	(35,402)	(32,182)	(78,829)

Cash provided by operating activities	3,044,481	2,448,696	1,735,518

Interest received	144,486	131,637	198,880
Interest paid	(602,112)	(651,288)	(582,047)
Income taxes paid	(423,325)	(14,712)	(4,151)

Net cash provided by operating activities	2,163,530	1,914,333	1,348,200

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(e))	500,000
Installments paid for acquisition of Aracruz			(1,481,569)
Installments paid for acquisition of Ensyn		(40,674)
Acquisition of property, plant and equipment and intangible assets and forest	(1,189,716)	(1,001,711)	(1,240,189)
Advance for wood acquisition from forestry partnership program	(96,968)	(76,556)	(176,479)
Marketable securities, net	1,204,356	(660,951)	(56,978)
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba) (Note 36(a)(iii))			2,076,143
Proceeds from sale of property, plant and equipment	36,543	274,743	82,491
Advances received from the disposal of assets (Losango) (Note 35)		470,000
Derivative transactions settled (Note 11(c))	(24,065)	(126,368)	69,982
Others	3,699	714	(1,067)

Net cash provided by (used in) investing activities	433,849	(1,160,803)	(727,666)

Cash flows from financing activities
Borrowings	1,279,414	864,334	2,707,265
Repayments - principal amount	(3,320,157)	(2,410,719)	(3,109,589)
Net of capital increase (Note 27)		1,343,546
Dividends paid			(263,902)
Treasury stock acquisition
Premium on Bonds repurchase transaction	(236,536)	(62,158)
Other	1,288	6,747	17,093

Net cash used in financing activities	(2,275,991)	(258,250)	(649,133)

Effect of exchange rate changes on cash and cash equivalents	6,508	66,661	(20,949)

Net increase (decrease) in cash and cash equivalents	327,896	561,941	(49,548)

Cash and cash equivalents at beginning of year	943,856	381,915	431,463

Cash and cash equivalents at end of year	1,271,752	943,856	381,915

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2013

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. We operate in a single operating segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacturing of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations on US dollar. All of these factors are beyond our control.

In 2012, we established a strategic alliance with Ensyn Corporation (“Ensyn”), through the acquisition of approximately 6% of its capital stock for an amount of US$ 20,000 (equivalent to R$ 40,674 at the date), with the purpose of leveraging our forestry expertise and our competitive position in Brazil and to develop alternatives with high added value to complement our global leadership position and excellence in the production of pulp. We believe that the combination of our expertise and Ensyn’s technology can generate a relevant business in the biofuels segment in the future.

(b)                                Operating facilities and forest base

The Company operates the following facilities as of December 31, 2013 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.3 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,340,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	560,000

		5,300,000

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(*)         Represents 50% of the annual production capacity of the jointly-controlled entity Veracel Celulose S.A.

Fibria produces hardwood pulp from planted eucalyptus trees which we refer to as forests and the average extraction cycle of the forest is between six and seven years and are located in six Brazilian States, consisting of approximately 962 thousand hectares as of December 31, 2013, including reforested and protected areas, as follows (in thousand hectares):

	Area of forest	Total area

State
São Paulo	78,117	144,952
Minas Gerais	13,009	27,349
Rio de Janeiro	1,638	3,368
Mato Grosso do Sul	224,911	341,904
Bahia	134,583	264,001
Espírito Santo	104,537	180,097

	556,795	961,671

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the table above as such assets qualify as assets held for sale and are being presented as such as detailed in item (d)(ii) and Note 36.

(c)                                Logistics

The pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of these vessels.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo (“CODESP”). The concession period of one of the terminals at the port of Santos ends in 2017. However, we are looking for alternative means for shipping the pulp produced, in order to maintain our export capacity in the long term.

The port of Barra do Riacho is a port specializing in the transportation of pulp, located approximately three kilometers from the Aracruz unit, in the State of Espírito Santo, and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S. A. (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital). Portocel operates with the authorization of the federal government, through a contract signed on November 14, 1995.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of 20 sea vessels. Five have been already delivered, of which, four are already dedicated to the transportation of pulp and the remaining one, is expected to begin its activities as from February 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Due the Pan Ocean’s financial difficulties, the long-term contracts are in process of renegotiation between the parties involved (Fibria, banks and Pan Ocean).

Due to the renegotiation in progress, it is expected that the exports of pulp and the related logistics costs will not be impacted, since the Company has contracts of affreightment with other logistics companies, which will be able to meet the export demand, with guaranteed of service quality and cost efficiency.

(d)                                Current assets held for sale

During the years presented the Company approved and consummated the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	January 2011

KSR CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale	June 2011	September 2011

Losango project assets	Note 1(d)(ii) and Note 36(a)	Assets held for sale	June 2011	Not yet consummated

Forests and land located in the south of the Bahia State	Note 1(e) and Note 36(b)	Assets held for sale	March 2012	December 2012

(i)                                  Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of the following CGUs: Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora. The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse located in the State of São Paulo.

The Company concluded the sale of the net assets of CONPACEL and KSR on January 31, 2011 and February 28, 2011, respectively, for an aggregate sale consideration of R$ 1.5 billion, through the execution of the sales and purchase agreement with Suzano Papel e Celulose S.A. (“Suzano”), meeting the terms and conditions precedent of the sale and purchase agreement and through the payment of selling price by Suzano.

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, consisting of a plant to produce thermal papers, coated and carbonless, located at the city of Piracicaba, in the State of São Paulo, with an annual capacity of over 160 thousand tons, to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Oji Paper CO., LTD. (“Oji”) for an aggregate sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda. and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our focus in the pulp market.

We used the proceeds of those sales to reduce our indebtedness level. Information on the assets, liabilities, profit and loss and cash flows of the CGUs sold are presented in Note 35.

(ii)                               Losango project assets

On June 30, 2011, we decided to classify as “held for sale” the assets related to the Losango project assets.

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the first installment it paid to us, plus interests, and the escrow deposits made by CMPC will revert. We have recorded the amount of the first installment received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have been working to obtain the approvals needed, as well as the fulfillment of all other conditions precedent, with an emphasis on obtaining the documentation to be presented to the applicable government agencies.

The completion of the sale depends on these government approvals, the assets continue to be classified as assets held for sale as at December 31, 2013, and will remain so until the sale is completed. Upon classification as assets held for sale, the carrying amounts of the assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the profit or losses in 2013 and 2012.

The carrying amounts of the assets related to items (i) and (ii) above, are disclosed in Note 36.

(iii)                           Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 thousand cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets by the total amount of R$ 200 million, which was received on the same date. On December 7, 2012, the transaction was completed upon receipt of an acceptance notice signed by the buyer.

A gain on sale of R$ 19,551 (net of taxes) was recognized in the statement of profit and loss in 2012. Further details are presented in Note 36 (b).

(e)                                 Asset Light project

On November 15, 2013, the Company (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with the company Parkia Participações S.A. (“Parkia”), for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares.

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, will be received after the fulfillment of certain obligations and legal registers, to be performed by the Company. See Note 38.

An additional value, limited to R$ 247,515, may be received by the Company in three separated payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent to the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately 7 years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters — m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at a m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

The Share Purchase Agreement has a clause that allows Parkia to withdraw up to 30% of the total land subject to the forestry partnership agreement and the standing timber supply agreement, pursuant to a pre-defined withdrawal schedule. Additionally, in relation to the areas not subject to the withdrawal,  Fibria has a first refusal right to acquire the land at market value in the event Parkia receives an offer to sell the land to a third party.

In case of the sale of any portion of lands for a third party, regarding the lands not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the forestry agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million. Fibria has the contractual right to operate the land or direct others to operate the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will contractually retain and the rest of the 40% that it will purchase from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement IAS 17 (R1) — Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating in nature, with exclusively contingent payments.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Company the transaction contains an embedded derivative embedded in the standing timber supply agreement, corresponding to the USD m3 price which is adjusted by the U.S.-CPI index,  that is not closely related to the economic environment where the areas are located. Since the agreements were signed on December 30, 2013, the fair value of the embedded derivative on December 31, 2013 is close to zero.

The Company did not recognize separately the fair value of the embedded derivative regarding to the price in US dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the US dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Gain on sale

The Company recognized a gain on sale, as described in the following table:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Lands and improvements (Consolidated) (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution	527,366

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for the corporate restructuring of our international activities.

On July 1st, 2013 the current commercial, operational, logistical, administrative and financial operations of Fibria Trading International KFT were transferred to another subsidiary, located in Austria, Fibria International Trade GmbH.

In December 2013, the direct investment held in Fibria, International Trade GmbH, was contributed to Fibria International Celulose GmbH, a wholly owned subsidiary of Fibria.

This international corporate reorganization and restructuring has different stages, and it is expected to be completed by December 2015. However, the implementation of the steps of the planned total restructuring is subject to the approval from the local authorities of each country involved.

(g)                                Merged Company without effect on the consolidated financial statements

On September 30, 2013, the subsidiary Normus Empreendimentos e Participações Ltda. (“Normus”) was merged by the Company. The Company held a 100% interest in Normus, which was located in Brazil. As a result the indirect subsidiaries Fibria International Trade GmbH(*), Fibria Overseas Holding KFT and Fibria International Celulose GmbH became direct subsidiaries of the Company.

(*)    As mentioned in Note 1(f) above, this direct investment was contributed to Fibria International Celulose GmbH in December 2013.

(h)                                Public offering of common shares

On April 30, 2012, we concluded a primary public offering of common shares, obtaining gross proceeds of R$ 1,361,380 (the “Public Offering”).

The Public Offering was carried out in accordance with our strategy to strengthen the capital structure and to improve our leverage ratios. The details of this operation are described in Note 27(a).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 29, 2014.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive or controlled investment fund is consolidated.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The application of the provision of IFRS 11/CPC 19(R2) did not have a material impact in the Company’s financial position and result of operations as compared to December 31, 2012.

(b)                                Joint operations

As of January 1, 2013, the companies Veracel Celulose S.A., Asapir Produção Florestal e Comércio Ltda. and VOTO — Votorantim Overseas Trading Operations IV Limited met the definition of joint operations under IFRS 11 and CPC 19(R2) - “Joint Arrangements”, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation. The changes in the classification of the companies as joint operations did not impact the financial position and result of operations of the Company compared to the proportional consolidation method allowed by the standard

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

until December 31, 2012.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

None of the jointly-operated entities have publicly traded shares.

Additionally, the Company does not have any significant restriction or commitment with regards to its jointly-operated entities.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 31, 2013 and 2012 of the jointly-operations mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	5,946	2,973	278	139	54,394	27,197
Others current assets	682,534	341,267	3,934	1,967
	688,480	344,240	4,212	2,106	54,394	27,197

Non-current assets	3,047,072	1,523,536	290	145	741,752	370,876

Total assets	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	318,650	159,325
Suppliers and other account payables	51,094	25,547	252	126
Others	20,518	10,259	2,148	1,074
	390,262	195,131	2,400	1,200

Non-current liabilities
Loans and financing	456,772	228,386			728,344	364,172
Suppliers and other account payables	878	439
Others	51,498	25,749	1,686	843	24,675	12,337
	509,148	254,574	1,686	843	753,019	376,509

Shareholders’ equity	2,836,142	1,418,071	416	208	43,127	21,564

Total liabilities and shareholder’s equity	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Profit and loss
Revenue	1,018,772	509,386
Cost of sales	(861,620)	(430,810)

Gross profit	157,152	78,576

General and administrative	(36,542)	(18,271)	(890)	(445)
Selling expenses	(36,380)	(18,190)
Other operating expenses, net	(29,108)	(14,554)	(596)	(298)

Operating income (loss)	55,122	27,561	(1,486)	(743)

Financial loss, net	(71,832)	(35,916)	(900)	(450)	(22,864)	(11,432)

Losses before income taxes	(16,710)	(8,355)	(2,386)	(1,193)	(22,864)	(11,432)
Net income taxes	(1,029)	(514)

Net loss of the year	(17,739)	(8,869)	(2,386)	(1,193)	(22,864)	(11,432)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion for an amount of R$ 191,324 for the year ended December 31, 2013 (corresponding to 50% of our partnership).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2012
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	4,162	2,081	100	50	4,324	2,162
Others current assets	456,902	228,451	43,764	21,882	1,930	965
	461,064	230,532	43,864	21,932	6,254	3,127

Non-current assets	3,277,348	1,638,674	406	203	829,662	414,831

Total assets	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	348,534	174,267
Suppliers and other account payables	47,570	23,785	260	130
Others	28,176	14,088	1,734	867
	424,280	212,140	1,994	997

Non-current liabilities
Loans and financing	352,600	176,300			778,494	389,247
Suppliers and other account payables	106,088	53,044	5,474	2,737
	458,688	229,344	5,474	2,737	778,494	389,247

Shareholders’ equity	2,855,444	1,427,722	36,802	18,401	57,422	28,711

Total liabilities and shareholder’s equity	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Profit and loss
Revenue	988,442	494,221
Cost of sales	(840,732)	(420,366)

Gross profit	147,710	73,855
General and administrative	(34,510)	(17,255)
Selling expenses	(26,192)	(13,096)
Other operating income (expenses), net	45,483	22,742	(2,728)	(1,364)

Operating income (loss)	132,491	66,246	(2,728)	(1,364)

Financial (loss)/income, net	(68,622)	(34,311)	(1,374)	(687)	1,742	871

Income (loss) before income taxes	63,869	31,935	(4,102)	(2,051)	1,742	871
Ne income taxes	(16,014)	(8,007)

Net income (loss) of the year	47,855	23,928	(4,102)	(2,051)	1,742	871

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion for an amount of R$ 194,771 for the year ended December 31, 2012(corresponding to 50% of our partnership).

The jointly-operated entity Veracel is located in the south of Bahia State, in the city of Eunápolis, the Company’s partnership ownership is 50% and the remaining 50% is owned by the Swedish-Finnish Stora Enso Amsterdam B.V.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The jointly-operated entity Veracel was established on July 15, 1991 and its main activities are the silviculture operations, production and sale of paper, pulp and wood.

(c)                             Associated companies

Associates are all entities over which the company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2013, 2012 and January 1, 2012, our only associate is Bahia Produtos de Madeira S.A. (previously called Aracruz Produtos de Madeira S.A.).

The application of the provision of IFRS 11/CPC 19(R2) did not have a material impact in the Company’s financial position and result of operations as compared to December 31, 2012.

(d)                                Subsidiaries and jointly-operated entities included in the consolidated financial statements

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2013			2012	2011
	Direct	Indirect	Total	Total	Total

Companies located in Brazil
Normus Empreendimentos e Participações Ltda. (i)				100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100	100
Fibria Terminais Portuários S.A.	100		100	100	100
Projetos Especiais e Investimentos S.A.	100		100	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51	51
Veracel Celulose S.A. (ii)	50		50	50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50	50

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50	50
Fibria Trading International KFT	48,3	51,7	100	100	100
Fibria Overseas Holding KFT	100		100	100	100
Newark Financial Inc. (i)					100
Fibria Overseas Finance Ltd.	100		100	100	100
Fibria International Trade GmbH.		100	100	100	100
Fibria Celulose (USA) Inc.	100		100	100	100
Fibria (Europe) S.A.		100	100	100	100
Fibria International Celulose GmbH.	100		100
Green Parrot BV		100	100

(i)        Companies liquidated/merged as detailed in Note 1(e).

(ii)     Jointly-operated entities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.3                              Segment reporting

The financial statements do not include segment reporting for the reason that the Company operates only the pulp segment.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation for items that are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss, presented as “Foreign exchange gain (loss)”.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables, and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivative financial instruments, including embedded derivatives, are classified as held for trading except when they qualify for hedge accounting. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Changes in fair value are recognized in the statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Held-to-maturity investments

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value. When applicable, a provision for impairment is recognized.

(c)                             Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period. Loans and receivables are classified as non-current assets and are recorded at amortized cost based on the effective interest rate of the transaction. The effective interest rate is the contractual rate adjusted by the related transaction costs. The Company’s loans and receivables are comprised of “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents”.

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

2.6.2                    Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit and loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of the exchange foreign currency and changes in the fair value of the investment are recognized directly in Equity, in “Other comprehensive income” and, (ii) the effect of the exchange foreign currency and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.3                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.6.4                    Impairment of financial assets

(a)                                 Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•             adverse changes in the payment status of borrowers in the portfolio;

•             national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the statement of profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

(b)                                 Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss, in the line “Result of derivative financial instruments”.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contract in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                             Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If collection is expected in one year or less, the accounts receivable are classified as current assets, otherwise, they are classified as non-current assets.

Accounts receivable are initially recognized at fair value and, subsequently, measured by the effective interest rate method less a provision for impairment, if necessary. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

A provision for impairment is recognized when there is objective evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with balances over due and assesses the specific situation of each client, a and exercises judgment on the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As a result of this analysis management determines a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10                       Current and deferred income tax and social contribution

Tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded as intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date, it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit and loss in “Other operating income (expenses), net”.

The database of forestry and industrial technologies comprises: documentation center (CEDOC), information base for research and process (BIP), software utilized in knowledge management (KDP) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)                                 Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was initially recorded at fair value on the acquisition date and is subsequently stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at an annual rate of 15.9%.

(d)                                Relationship with suppliers

It relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)                                 Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, when incurred. The development costs that have been recognized as expenses are not capitalized in subsequent periods.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred.

Financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease. This is the case if the following two conditions are met: (i) performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Financial or operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

2.14                       Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region. See Note 18.

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15                       Business combination

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the Statement of profit and loss on the acquisition date.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit and loss over the period of the loans and financing using the effective interest rate method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

2.19                       Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within 12 months after the balance sheet date. Otherwise, assets and liabilities are presented as non-current.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.20                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which the Company pays fixed contributions to a separate entity and has no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period.

Contributions represent net costs and are recorded in the Statement of profit and loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some Fibria’s subsidiaries used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in Note 28(c).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit and loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

Fibria recognizes a liability and an expense for bonuses and profit-sharing in the Statement of profit and loss. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss as “Benefit to employees”.

(d)                                Share-based compensation

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and executive officers are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the CEO and executive officers, with a corresponding entry to the statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.21                       Contingent assets and contingent liabilities

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows:

(a)                                Contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and which the value is possible to be measured. Contingent assets with probable success are only disclosed in the notes to the financial statements.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provided based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.22                        Asset retirement obligations

It is, primarily, related to future costs for the decommissioning of industrial landfill cells, with the completion of the activities and decommissioning of assets linked to landfills. A provision is recorded as a long-term obligation against an item of fixed asset. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in profit and loss.

2.23                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific criteria have been met for each of the Company sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Pulp - domestic market - sales are mainly made on credit, payable in average in 12 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises, at which point risk and rewards on ownership are transferred.

(ii)                                 Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable in average in 24 days. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on “Incoterms” (2010) and the moment of transfer of risk as per the corresponding “Incoterm” is the moment on which revenue is recognized.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Prior to the sale of CONPACEL, KSR and Piracicaba, as described in Note 1(d), Fibria operated in the paper segment and recognized sales from this segment as follows:

(iii)                              Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition was consistent to the criteria that the Company applies for the pulp sale in the domestic market.

(iv)                             Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue was recognized when the products were delivered to the carrier and risk and benefits transferred to the customer.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.24                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in Fibria’s financial statements at year-end based on the Company’s by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.25                       Non-current assets held for sale and discontinued operations

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification, unless completion beyond one year is caused by events outside the Company’s control. Such circumstances include when at the date the Company commits to a plan to sell it has a reasonable expectation that other parties that are not the buyer (such as regulators or legal requirements) impose conditions that will extend the period to complete the sale beyond one year and both: (a) actions required to meets those conditions cannot begin until a firm purchase commitment is obtained, and (b) a firm purchase commitment is highly probable within one year.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The effects on the Statement of profit and loss and the cash flow statement from discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 36.

2.26                       Adoption of new standards, amendments and interpretations issued by IASB and CPC and adjustments to comparative financial information

A number of new standards and amendments to standards and interpretations were issued by the IASB and CPC (“Comitê de Pronunciamentos Contábeis”), and are effective for annual periods beginning as from January 1, 2013, as follow:

•             IAS 1/CPC 26(R1) - Presentation of financial statements

•             IAS 19 (R)/CPC 33(R1) - Employee benefits

•             IAS 28(R)/CPC 18(R2) - Investments in associates

•             IFRS 7/CPC 40(R1) - Financial instruments: Disclosures

•             IFRS 10/CPC 36(R3) - Consolidated financial statements

•             IFRS 11/CPC 19(R2) - Joint Arrangements

•             IFRS 12/CPC 45 - Disclosure of interest in other entities

•             IFRS 13/CPC 46 - Fair value measurement

As a result of the new standards, amendments and interpretations issued by the IASB and the CPC mentioned above, are applicable to us:

•                  IAS 1/CPC 26(R1) - Presentation of financial statements, with the main changes reflected in the Company’s statement of other comprehensive income;

•                  IFRS 7/CPC 40(R1) - Financial instruments: Disclosures, without relevant effect;

•                  IFRS 10/CPC 36(R3) - Consolidated financial statements, without relevant effect;

•                  IFRS 11/CPC 19(R2) - Joint Arrangements, with the effect described in Note 2.2.1 (b);

•                  IFRS 12/CPC 45 - Disclosure of interest in other entities, with impacts of disclosure in these financial statements;

•                  IFRS 13/CPC 46 - Fair value measurement, with impacts of disclosure in these financial statements; and,

•                  IAS 19(R)/CPC 33(R1) - Employee benefits, with the effect described below:

IAS 19(R)/CPC 33(R1) — Employee benefits

Until December 31, 2012 the Company booked actuarial gains and losses using the “corridor” approach, and such actuarial gains and losses were recognized in the income statement if they exceeded the “corridor” carrying amount, and amortized over the remaining estimated average life of the individuals eligible to the benefit, considering that the actuarial gains and losses do not exceed the “corridor” amount. As a result, actuarial gains and losses were not immediately recognized in profit or loss, and the the carrying amount recognized as liability was different from the estimated present value of the obligations calculated based on the amount of actuarial gains and losses not yet recognized.

On December 31, 2013, the Company adopted the new provisions of IAS 19. The main impact of the adoption of the amendments on the financial statements for the year ended December 31, 2013, with retrospective effect on the financial statements for the year ended December 31, 2012, and the respective

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

opening balances as at January 1, 2012, is to immediately recognize all actuarial gains and losses directly in “Other comprehensive income”, with the extinction of the “corridor method” for the recognition of actuarial gains and losses resulting from re-measurement.

The reconciliation of the adjusted actuarial obligations as at December 31, 2012 and the opening balance as at January 1, 2012, impacted by the adoption of the new provisions, are as follow:

	December 31, 2012	January 1st, 2012

Present value of actuarial obligations from previous accounting practices	60,362	55,715

Impact of the adoption of IAS 19(R)/CPC 33(R1)	33,572	10,587

Present value of actuarial obligations after adoption (*)	93,934	66,302

(*)         The actuarial obligation is recorded as non-current “Other payables”, at December 31, 2013 and December 31, 2012 and January 1st, 2012.

As a result of the adjustments described above, the balances of “Deferred taxes” classified as non-current assets, “Other payables” classified as non-current liabilities and “Other reserves” in shareholders’ equity as at December 31, 2012 and January 1st, 2012, in the comparative period were adjusted as follow:

	December 31, 2012			January 1st, 2012
	Original balance	Adjustment	Restated balance	Original balance	Adjustment	Restated balance

Non-current assets
Deferred assets	868,192	11,414	879,606	991,768	3,600	995,368

Non-current liabilities
Other payables	160,949	33,572	194,521	152,509	10,587	163,096

Shareholders’ equity
Other reserves	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

2.27                       New standards, amendments and interpretations not yet adopted

(a)                                New and amended standards adopted

There are no IFRSs or IFRIC interpretations for which the initial adoption was effective on fiscal years beginning on or after January 1, 2012 that had a material impact on the Company.

(b)                                New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been yet adopted in these consolidated financial

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

statements. None of these are expected to have a significant impact on the consolidated financial statements of the Company, except for the following:

•           IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is currently assessing of the impacts of IFRS 9’s adoption. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•           IFRIC 21, ‘Levies’, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies it expects that the adoption of this new standard will not be material.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

3                                        Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are described below.

(a)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has a history of recurring taxable income, which is usually compensated with tax loss deferred tax assets. The Company’s management believes, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets its probable

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

for the next years.

As further disclosed in Note 15(e), in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, its realization no longer can be considered probable. Ultimate realization of deferred tax assets by such subsidiary depends on the level of taxable income that it will generate. As a result, the Company recognized a loss to reduce the deferred tax assets for R$ 278,486.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations balances. We consider appropriate the use of the discount rate that is based on the return offered by the Government, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan.

Further information, including a sensibility analyses, are disclosed in Note 28.

The liability for stock-based compensation is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial.

Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. See Note 5 for the sensibility analyses of the derivative financial instruments and other financial instruments as at December 31, 2013.

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions with a high degree of judgment, as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions used, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets.

The main premises used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Premises used	Impact in the fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

(e)                                 Revenue recognition and allowance for doubtful accounts

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2013 the Company performed impairment tests and sensibility analyses over the main assumptions as detailed in Note 37.

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

(h)                                Goodwill impairment

The Company performs at lease annually or more frequently,  impairment tests when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable. See Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates. See Note 37 for further details and sensibility analyses over main premises used on the impairment testing.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which performs risk management activities, Corporative Governance, internal controls, internal audit, compliance and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthening the Company’s governance. This area reports directly to the CEO and its activities are monitored by the Statutory Audit Committee, an advisory body of the Board of Directors.

In 2010, an Enterprise Risk Management (ERM) program was implemented to perform analysis, treatment and monitoring of risks. For those risks defined as a priority (those with high level of potential impacts and high probability of occurrence) different work streams have been implemented by the Company, as definition of action plans and Key Risk Indicators (KRIs) have been developed.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown, with great complexity and/or high risk. Details regarding the policies of market risk management, credit risk and liquidity risk are presented in the items 4.2.1(a), 4.2.1(b) and 4.2.1(c), respectively.

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessments include environmental, labor and tax risks assessments. The monitoring process includes communication and reporting of issues to senior management.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management in the letter of controls. The activity made by the Controls and Compliance Management, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects. The Company monitors these risk events to identify and anticipate potential risk events that we are exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

4.1                              Environmental risks

(a)                                Risks associated with climate changes

Our activities expose us to climate changes, which can affect the equilibrium of the ecosystems, the productivity of the forest and the availability of the necessary volume of water and energy for the factories.

Fibria adopts a cautionary approach in managing and operating its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)                                     Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality and might be the effect of the Company’s forest management. Use of water by the factories is governed by the environmental legislation of each location and the licensing requirements of each plant. Each of our facilities operates under proper and valid licenses.

(ii)           Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)          Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iv)          Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to the communities with different economic, social and cultural backgrounds, which are affected positively or negatively with varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on the intensity of the relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Contracting with suppliers

In order to mitigate the risk of having our suppliers hiring child or forced labor, Fibria requires its suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of Fibria’s sales are denominated in US dollars, while costs are predominantly incurred in Reais. Accordingly, there is a currency mismatch between Fibria’s costs and revenues.

Fibria’s overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assess market risks. The General Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On December 13, 2012, the Company’s Board of Directors approved the annual revision of the Market Risk Management Policy, valid from January 1, 2013. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments follow is in the view of management a conservative policy and every derivative contracted should be matched to an underlying risk generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(a)                                Market risk

It is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, of a financial investment, of revenue of probable sales, of the cash flow and fair value of principal and interest on debts. Indicators were developed to measure those risks. An internal assessment tool was developed to measure those risks. One internal tool was developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the US dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in US dollars:

	2013	2012

Assets in foreign currency
Cash and cash equivalents (Note 9)	1,247,404	891,046
Marketable securities (Note 10)	98,153	432,706
Trade accounts receivable (Note 12)	375,711	714,142

	1,721,268	2,037,894

Liabilities in foreign currency
Loans and financing (Note 23)	7,281,177	8,542,851
Trade payables	98,996	105,194
Derivative instruments (Note 11)	464,326	273,079

	7,844,499	8,921,124

Liability exposure	(6,123,231)	(6,883,230)

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to US dollar or euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in US dollars. The majority of the Company’s sales abroad are denominated in US dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, Fibria’s net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Fibria’s interest rate risk arises from its debt. Loans issued at variable rates expose Fibria to cash flow interest rate risk. Loans issued at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedge debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates.

Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions imposed by the approved policies.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no liquidity in the market to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are driven by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific modeling is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all the relationships of Fibria.

Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian federal government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed none of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, for a large part, with more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is recorded in “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash needs outflow for the following twelve months plus debt service for a period of also twelve months.

Excess of cash is invested in instruments that generally have current availability and the approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivatives instruments are over-the-counter derivatives and do not require to post margin deposits as collateral.

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2013
Loans and financing	3,259,720	2,375,473	4,041,476	1,922,459
Derivative instruments	99,259	136,072	479,812	173,044
Trade and other payables	710,198	34,873	24,617	43,080

	4,069,177	2,546,418	4,545,905	2,138,583

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At January 1, 2012
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and amortization and other items as further described below (“Adjusted EBTIDA”). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The Indebtedness and Liquidity Management Policy set guidelines with the ultimate objective of regaining and subsequently maintaining an investment grade rating issued by S&P, Moody’s and Fitch. Achieving better rating investment grade would enable Fibria to diversify its financing sources, allow timely access to the capital markets, lower financing costs, and ultimately create value to stakeholders. This policy reinforces Fibria’s corporate governance and is part of its internal controls. This policy supplements the “Market Risk Management Policy” referred to above. The Governance, Risk and Compliance area has the discretion to monitor and report, independently from the Treasury area, about the compliance with the requirements of the policy.

Fibria’s policy predicts the relation between net debt versus adjusted EBITDA ratio within the range of 2.0x and 2.5x. In spite of such stated objective, Fibria may reach a maximum leverage ratio up to 3.5x depending on the point of the expansion cycle. The management and strategic decisions of the Company should not imply that this ratio exceeds 3.5x. The net debt to adjusted EBITDA ratio shall be computed on the last day of each quarter as the division of net debt at the measurement date by accumulated adjusted EBITDA during the preceding four quarters. In the event the ratios exceed the limits

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

established by the policy due to external factors, all efforts shall be taken to bring them back to compliance.

The Company should maintain a minimum cash balance, as defined below, in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity should also consider the contractual financial covenants, contemplating a safety margin in order to avoid them being exceeded.

The Company prioritizes funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies which are required by the current Bylaws, and also approved by those individuals and bodies established in the internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all necessary actions to address potential non-compliance. The plan shall be submitted to the Finance Committee and monitored by all parties involved in this process.

The indebtedness ratios at December 31, 2013, 2012 and 2011 were as follows measured in Reais:

	Millions of Reais
	2013	2012	2011

Loans and financing (Note 23)	9,773	10,768	11,324
Payable - Aracruz acquisition

Less - cash and cash equivalents (Note 9)	1,272	944	382
Less (plus) - derivative instruments (Note 11)	(464)	(273)	(214)
Less - marketable securities (Note 10)	1,116	2,352	1,678

Net debt	7,849	7,745	9,478

Adjusted EBITDA	2,796	2,253	1,981

Indebtedness ratio in Reais	2.8	3.4	4.8

Indebtedness ratio in Dollar	2.6	3.3	4.2

The indebtedness ratio decreased from 4.8 in 2011 to 3.4 at December 2012, mainly due to increase in cash regarding of the sale of assets and capital increase and reduction on level of gross indebtedness in the period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The indebtedness ratio decreased from 3.4 in 2012 to 2.8 at December 2013, mainly due to increase in cash regarding of the sale of land and a reduction on level of gross indebtedness due prepayments in the period.

As from June 2012 debt financial covenants including the indebtedness ratio are measured in US dollars as further described in Note 23. Since the ratios used above for the year ended December 31, 2013 and 2012 are measured in Reais there are differences between the ratio presented above and the ratio measured following the debt financial covenant requirements.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in the additional liquidity through the disposal of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed to at the end of the year.

According to the local CVM Instruction no 475/08, the following tables present the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant gain or losses to the Company.

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three months for the evaluation is its US Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2013.

Considering this projected scenario compared with the average exchange rate of R$ 2.1579 observed during the year ended December 31, 2013, net revenue would have increased by 8%, representing an approximate amount of R$ 555 million over a 12 month period considering the volume and sale prices of the year 2013.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.3426). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable:

	Impact of an appreciation of the real against the US dollar on the fair value
	Probable -	Possible (25%) -	Remote (50%) -
	R$ 2.3426	R$ 2.9283	R$ 3.5139

Derivative instruments		(869,974)	(1,988,700)
Loans and financing		(1,731,012)	(3,462,024)
Marketable securities		336,389	672,779

Total impact		(2,264,597)	(4,777,945)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2013. As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable:

	Impact of an appreciation of the interest rate on the fair value
	Probable	Possible (25%)	Remote (50%)

Derivative instruments		(53,390)	(103,079)
Loans and financing (a)		(3,892)	(6,207)
Marketable securities (b)		33,717	67,111

Total impact		(23,565)	(42,175)

(a) Only our exposure regarding loans and financing, for which we did not enter into derivative financial instruments to hedge our exposure, was considered in sensitivity analysis above.

(b) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The Company has only the marketable securities comprised by the Brazilian federal government securities, classified as Level 1.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of assets and liabilities that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an asset or liability are observable, the asset or liability is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the asset or liability is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

included in Level 3.

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

•             quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on inflation rate (such as embedded derivative contained on contracts accounted for as capital leases described in Note 1 (e)) based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The table below presents the assets and liabilities measured by the fair value as at:

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		93,554		93,554
Warrant to acquire Ensyn’s shares (Note 17)			7,098	7,098
Marketable securities (Note 10)	589,605	478,577		1,068,182

Available for sale financial assets
Other investments - fair value method			39,824	39,824

Biological asset (Note 18) (*)			3,423,434	3,423,434

Total assets	589,605	572,131	3,470,356	4,632,092

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		557,880		557,880

Total liabilities		557,880		557,880

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		44,819		44,819
Warrant to acquire Ensyn’s shares (Note 17)			6,101	6,101
Marketable securities (Note 10)	567,265	1,784,721		2,351,986

Available for sale financial assets
Other investments - fair value method			34,573	34,573

Biological asset (Note 18) (*)			3,325,604	3,325,604

Total assets	567,265	1,829,540

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		317,898		317,898

Total liabilities		317,898		317,898

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	January 1st, 2012
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		75,084		75,084
Marketable securities (Note 10)	362,998	1,314,928		1,677,926

Biological asset (Note 18) (*)			3,264,210	3,264,210

Total assets	362,998	1,390,012	3,264,210	5,017,220

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		288,971		288,971

Total liabilities		288,971		288,971

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between levels 1 and 2 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2013	2012	2011

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		428,329	501,430	418,757
Bonds - VOTO III				126,676
Bonds - Fibria Overseas		3,372,843	4,928,110	4,852,233
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	2,888,240	2,937,262	3,057,792
Export credits (ACC/ACE)	DDI	455,141	661,363	618,796
FINIMP	LIBOR USD
Leasing	LIBOR USD			14,942
Export credits (Finnvera)	LIBOR USD	234,809	262,511	287,359
EIB Europe Inv. Bank	LIBOR USD			781
Others
In local currency
BNDES — TJLP	DI 1	1,304,644	1,469,549	1,444,994
Currency basket	DI 1	297,964	264,602	238,096
FINEP	DI 1	1,970	2,487	1,886
FINAME	DI 1	13,643	14,450	9,013
NCE in Reais	DI 1	938,248	726,727	627,590
Accounts payable - stocks acquisition	DI 1
Midwest Fund	DI 1	42,902	56,960	63,070

		9,978,733	11,825,451	11,761,985

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

Derivative financial instruments (including embedded derivative) are recorded at fair value as detailed in Note 11. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Non-deliverable forwards - a projection of the future exchange rate is made, using the observable foreign currency coupon and the observed fixed yield curve in Reais at each maturity date. The difference between the forward exchange rate obtained through this method and the contractual forward exchange rate is determined. This difference is multiplied by the notional amount of each contract and discounted to present value using the observed fixed yields in Reais.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2013 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	9.97	1M	0.18	1M	-2.52
6M	10.28	6M	0.26	6M	0.89
1Y	10.58	1Y	0.31	1Y	1.64
2Y	11.62	2Y	0.47	2Y	2.01
3Y	12.28	3Y	0.85	3Y	2.41
5Y	12.83	5Y	1.78	5Y	3.52
10Y	13.22	10Y	3.17	10Y	6.02

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	December 31,	December 31,	January 1st,
	2013	2012	2012
		(restated)	(restated)
Assets
Loans and receivables
Cash and cash equivalents (Note 9)	1,271,752	943,856	381,915
Trade accounts receivable (Note 12)	382,087	754,768	945,362
Accounts receivable — land and building sold (Note 1(e))	902,584
Other	355,363	367,138	203,122

	2,911,786	2,065,762	1,530,399

At fair value through profit and loss
Derivative instruments (Note 11)	93,554	44,819
Marketable securities (Note 10)	1,068,182	2,351,986	1,677,926
Warrant to acquire Ensyn’s shares (Note 17)	7,098	6,101

	1,168,834	2,402,906	1,677,926

Held-to-maturity investments
Marketable securities (Note 10)	48,183

Available for sale financial assets
Other investments - fair value method (Note 17)	39,824	34,573

Liabilities
At amortized cost
Loans and financing (Note 23)	9,773,097	10,767,955	11,324,417
Trade and other payables	905,469	835,293	679,155

	10,678,566	11,603,248	12,003,572

At fair value through profit and loss
Derivative instruments (Note 11)	557,880	317,898	213,887

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable  securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poor’s) in accordance with the internal policy of market risk management:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2013	December 31, 2012	January 1st, 2012

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	18,965	124,188	158,628
S&P - A	84,576	74,236	149,735
S&P - BBB+	10,174
S&P - BBB	6,006	66,726	21,523
S&P - BB	586	75,913	27,347
D&B - 2			40,220

Counterparties without external credit rating
A - Low risk	101,399	261,129	128,819
B - Average risk	117,151	125,174	287,195
C - Average to high risk	43,230	27,402	131,985
D - High risk	12,158	61,955	76,212

Total trade accounts receivable	394,245	816,723	1,021,574

Cash and cash equivalents and marketable securities
brAAA	2,140,746	2,641,602	1,578,282
brAA+	12	231,333	274,015
brAA	170,824	194,047	57,006
brAA- (ii)	10,145	70,052	119,096
A (ii)	27,449	64,252	24,266
Other (i)	38,941	94,556	7,176

Total cash and cash equivalents and marketable securities
(Notes 9 and 10)	2,388,117	3,295,842	2,059,841

Assets - derivative financial instruments
brAAA	87,145	40,603	63,183
brAA+		3,650	7,957
Others	6,409	566	3,944

	93,554	44,819	75,084

(i)            Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, advisory of the Board of Directos.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterparty	risk analysis	agency

Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch
Banco Bradesco S.A.	AAA.br	Fitch
Banco BTG Pactual S.A.	AA.br	Fitch
Banco Credit Agricole Brasil S.A.	AAA.br	Fitch
Banco Daycoval S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Fitch
Banco Itaú BBA	AAA.br	Fitch
Banco Mizuho do Brasil S.A.	A	S&P
Banco Safra S.A.	AAA.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
Bank of America Corp	BBB	Moody’s
Bank of Austria	BBB+	Moody’s
BNP Paribas Brasil	AAA.br	S&P
Caixa Economica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Credit Suisse AG	A-	S&P
Deutsche Bank S.A.- Banco Alemão	AAA.br	Fitch
Goldman Sachs Group Inc.	BBB+	Moody’s
HSBC Brasil	AAA.br	Moody’s
JPMorgan Chase Bank NA	A+	Fitch
Morgan Stanley	BBB	Moody’s
Standard Chartered PLC	A	Moody’s
Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch

The internal risk rating regarding customers is as follows:

•             A - Low risk - customer with highly solid financial position, with no market restrictions and with no historical default experience, with a long time of relationship, or covered by credit insurance.

•             B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

•             C - Average to high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•             D - High risk - customer with weak financial position, with moderate through high market restrictions and negative default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average yield - %	December 31, 2013	December 31, 2012	January 1st, 2012

Cash and banks		24,348	52,810	62,989
Foreign currency
Fixed-term deposits — CDB	0.32	1,247,404	891,046	318,926

Cash and cash equivalents		1,271,752	943,856	381,915

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	December 31, 2013	December 31, 2012	January 1st, 2012

Brazilian federal government securities, including under reverse repurchase agreements
LFT	52,151	268,984	208,602
LTN-Over	47,645	111,907	149,730
NTN-F	489,809	186,374
NTN-B(*)	48,183
Other			4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	241,084	766,281	1,282,236
CDB	138,340	584,734	31,750
CDB Box			942
RDB - fixed interest rate	1,000	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	98,153	432,706

Marketable securities	1,116,365	2,351,986	1,677,926

Current	1,068,182	2,351,986	1,677,926

Non-Current	48,183

(*)    These Notes, issued by the Brazilian federal government, are classified as held-to-maturity investments, they bear an average interest rate of 5.97% p.a. and a have a maturity date of August 15, 2020.

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and bear interest based on the Interbank Deposit

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2013 was 102.56% of the CDI (102.66% of the CDI as at December 31, 2012 and 102.47% of the CDI as at January 1, 2012). Securities in foreign currency correspond to time deposits with maturity over 90 days.

11                                 Derivative financial instruments

The following tables presents the Company’s derivative instruments, segregated by type, presenting both asset and liability position of swap contracts, by hedge strategy adopted, and the maturity schedule based on contractual terms.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US dollars			Fair value
Type of derivative	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012

Operational hedge
Cash flow hedges of exports
NDF (US$)		170,000	921,900		(26,432)	(134,206)
Zero cost dollar	1,122,000	410,000	162,000	(12,451)	1,171	(6,954)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	540,309	564,012	227,891	15,332	(8,145)	(10,655)

Hedges of foreign currency
Swap JPY x US$ (JPY)			45,000			27,804
Swap DI x US$ (US$)	422,946	306,226	233,550	(149,807)	(78,345)	11,373
Swap TJLP x US$ (US$)	275,712	349,860	416,478	(225,340)	(148,123)	(92,165)
Swap Pre x US$ (US$)	273,472	97,737	41,725	(92,060)	(13,205)	(9,084)

				(464,326)	(273,079)	(213,887)

Classified
In current assets				22,537	18,344	31,638
In non-current assets				71,017	26,475	43,446
In current liabilities				(106,793)	(54,252)	(163,534)
In non-current liabilities				(451,087)	(263,646)	(125,437)

Total, net				(464,326)	(273,079)	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Future contracts - NDF
Cash flow hedge (US$)		170,000	921,900		(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)			4,754,615			136,077
USD LIBOR (LIBOR to fixed)	540,309	564,012	227,891	1,266,940	1,153,420	427,843
BRL fixed rate (BRL to USD)	822,168	551,195	399,370	1,036,022	706,349	514,257
BRL TJLP (BRL to USD)	447,925	569,708	679,784	425,413	572,177	611,091
BRL Pre (BRL to USD)	559,353	183,427	66,468	450,066	170,934	64,391
Liability
USD fixed rate (JPY to USD)			45,000			(108,273)
USD fixed rate (LIBOR to fixed)	540,309	564,012	227,891	(1,251,608)	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	422,946	306,226	233,550	(1,185,829)	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	275,712	349,861	416,478	(650,753)	(720,300)	(703,256)
USD fixed rate (BRL to USD)	273,472	97,737	41,725	(542,126)	(184,139)	(73,475)

Total of swap contracts				(451,875)	(247,818)	(72,727)

Options
Cash flow hedge — zero cost collar	1,122,000	410,000	162,000	(12,451)	1,171	(6,954)

				(464,326)	(273,079)	(213,887)

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value			Value (paid) or received
Type of derivative	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012

Operational hedges
Cash flow hedges of exports	(12,451)	(25,261)	(141,160)	(14,554)	(151,109)
Hedges of debts
Hedges of interest rates	15,332	(8,145)	(10,655)	(10,767)	(8,743)
Hedges of foreign currency	(467,207)	(239,673)	(62,072)	1,256	33,484)

	(464,326)	(273,079)	(213,887)	(24,065)	(126,368)

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following table presents the fair values by month of maturity:

	December 31, 2013
	2014	2015	2016	2017	2018	2019	2020	2021	Total

January	(3,923)	(6,285)	(5,215)	(3,814)	(857)	(1,698)			(21,792)
February	(7,632)	(8,889)	(6,652)	(5,296)	2,126	429	419		(25,495)
March	(5,441)	(6,278)	(4,097)	(3,590)	(1,468)	(1,759)			(22,633)
April	(6,544)	(7,187)	(4,802)	(4,074)	(1,122)	(1,777)			(25,506)
May	(10,307)	(9,637)	(6,772)	(5,353)	173	(1,176)			(33,072)
June	(9,701)	(10,182)	(7,968)	(6,832)	(1,637)	(1,832)			(38,152)
July	(5,063)	(6,407)	(3,423)	(693)	(1,474)	(1,862)			(18,922)
August	(8,266)	(8,810)	(5,253)	(2,732)	(16,953)	(18,222)	(19,081)		(79,317)
September	(5,360)	(15,188)	(12,574)	(55,700)	(33,734)				(122,556)
October	(6,106)	(6,676)	(3,535)	(3,768)	(1,611)				(21,696)
November	(7,967)	(8,961)	(5,276)	(2,749)	(371)				(25,324)
December	(7,947)	(9,440)	(6,484)	(4,334)	(1,656)				(29,861)

	(84,257)	(103,940)	(72,051)	(98,935)	(58,584)	(27,897)	(18,662)		(464,326)

	December 31, 2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Additionally, we present a table breaking down the notional and fair value by counterparty:

	December 31, 2013		December 31, 2012		January 1st, 2012
	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value

Banco Itaú BBA S.A.	371,800	(44,568)	243,261	(17,865)	382,812	(49,975)
Deutsche Bank S.A.	342,450	247	143,450	(2,033)	37,500	(3,699)
Banco CreditAgricole Brasil S.A.	245,457	(8,473)	213,950	(3,844)
Banco Citibank S.A.	234,732	(65,783)	138,181	(39,734)	240,376	(6,695)
Bank of America Merrill Lynch	229,657	1,120			96,400	(20,041)
Banco Santander Brasil S.A.	211,958	(143,371)	248,918	(93,734)	255,556	(57,139)
Banco Safra S.A.	209,559	(102,127)	221,226	(55,131)	233,550	11,372
Banco BNP Paribas Brasil S.A.	207,000	(3,336)	125,000	853
HSBC Bank Brasil S.A.	190,810	(41,271)	154,601	(21,101)	135,046	(22,460)
Banco Bradesco S.A.	141,618	(45,960)	85,000	(23,214)
Banco J. P Morgan S.A.	125,000	274
Goldman Sachs do Brasil	64,650	(1,073)	123,250	(3,107)	186,850	(17,507)
Banco Votorantim S.A.	27,966	(9,668)	42,086	200
Banco Mizuho do Brasil S.A.	20,000	(195)			45,500	(2,521)
Morgan Stanley & CO.	11,782	(142)	58,912	(1,747)	229,042	(22,415)
Banco ABC Brasil S.A.
Rabobank Brasil S.A.			50,000	(2,389)
Banco Standard de Investimentos			35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank					57,500	(8,285)
Banco Itaú BBA S.A.	371,800	(44,568)	243,261	(17,865)	382,812	(49,975)

	2,634,439	(464,326)	1,897,835	(273,079)	2,049,132	(213,887)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2013 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Find below the description of the types of contracts and risks being hedged.

(i)                                   Non-Deliverable Forwards (NDF)

The Company entered into US dollar forwards in order to hedge part of its future export revenue, which is considered highly probably to occur, against a devaluation of the real against the US dollar.

(ii)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(iii)                           DI versus US dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the US dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in US dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(iv)                            TJLP versus US dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the US dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in US dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(v)                                Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase dollars and a written option (call) to sell dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in US Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(vi)                            Pre swap versus US dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in US dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vii)                        Fair value measurement of derivative financial instruments

As Note 6.2, the Company estimates the fair values of its derivative financial instruments, and acknowledges that these may differ from the amounts payable/receivable in the event of the early settlement of the instrument. This difference arises due to factors such as liquidity, spreads or the intention regarding early settlement by the counterparties, among other factors. The amounts estimated by management are also compared to the Mark-to-Market (“MtM”) prices provided as a reference by the banks (counterparties), and to estimates performed by an independent financial advisor.

(viii)                    Hedge of receivable from the sale of investments

The Company entered into US dollar forwards in order to hedge its future cash inflow, in Reais, from the collection of the amount in US dollar, regarding the sale of the Piracicaba CGU. The notional amount is equivalent to the sale price of US$ 313 million and was contracted with an exchange rate of R$ 1.6181 resulting in an equivalent amount in Reais of R$ 506,455. The operation was settled on September 29, 2011.

(e)                                 Embedded derivative in forestry partnership and standing timber supply agreements

As described in Note 1(e), the forestry partnership and standing timber supply agreements signed on December 30, 2013 determine that the price of the wood volume to be purchased by Fibria from the Counterparty, be denominated in US Dollars per m3 of standing timber readjusted according to the US-CPI index. The US-CPI index is not closely related to inflation of the economic environment where the land is located.

The embedded derivative is a swap of sale of the US-CPI variations during the term of the forestry partnership and wood supply agreements. Considering that the price of the lease is contingent (determined as 40% of the volume of timber that is actually harvested in each harvesting cycle, multiplied by the purchase price of standing timber per m3, as established in the agreement), the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Company has considered as the notional value of the embedded derivative, the maximum possible payment amount contractually agreed (the “cap”). The notional value of the derivative is reduced as the payments are made by the Company every quarter. Since it is an embedded derivative, there were no disbursements or receivables relating to the derivative, and the disbursements will only be related to the corresponding standing timber supply pursuant to the contractual terms.

Considering that the forestry partnership and standing timber agreements were signed in December 30, 2013, the fair value of the embedded derivative at December 31, 2013 is close to zero, therefore, was not recorded.

The following table presents the change in the fair value of embedded derivative, in two adverse scenarios, that could generate significant losses to the Company.

To calculate the probable scenario, was considered the US-CPI index at the date of the singing of the forestry partnership and standing timber agreements. Since the fair value of the embedded derivative at December 31, 2013 is estimated to be zero, the Company has not recognized any effects in the income statement. The probable scenario was stressed considering an additional impact of 25% and 50%.

	Impact of an appreciation of the US-CPI at the fair value
	Probable	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements (*)		(109,410)	(227,390)

Total impact		(109,410)	(227,390)

(*) The reference value (notional) involved in this transaction is US$ 937 million, as at December 31, 2013.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	December 31, 2013	December 31, 2012	January 1st, 2012

Domestic customers	14,553	99,601	102,305
Intercompany	3,981	2,980	2,878
Export customers	375,711	714,142	916,391

	394,245	816,723	1,021,574

Allowance for doubtful accounts	(12,158)	(61,955)	(76,212)

	382,087	754,768	945,362

In 2013, we made some factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,331,898 (R$ 686,619 at December 31, 2012 and R$ 306,787 at January 1, 2012), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	December 31, 2013	December 31, 2012	January 1st, 2012

Not past due
Up to two months	155,342	438,069	511,079
Two to six months	165,019	247,297	306,411
Six to twelve months		579	16

Past due
Up to two months	61,726	63,576	125,363
Two to six months		1,962	330
Six to twelve months		2,069	609
Over one year		1,216	1,554

	382,087	754,768	945,362

At December 31, 2013, trade accounts receivable of R$ 61,726 (R$ 68,823 at December 31, 2012 and R$ 127,856 at January 1, 2012) were past due but not impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2013, trade accounts receivable of R$ 12,158 (R$ 61,955 at December 31, 2012 and R$ 76,212 at January 1, 2012) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2013	2012	2011

At the beginning of the year	(61,955)	(76,212)	(56,114)
Reversal (provision)	1,950	3,376	(22,237)
Trade accounts receivable written off during the year as uncollectible, related to previous years	47,847	10,940	2,139
Exchange effect		(59)
Reclassification to assets held for sale

At the end of the year	(12,158)	(61,955)	(76,212)

(c)                                 Main customers

For the year ended December 31, 2013, the Company has three customers that represent 50% of the Company’s net revenue (32% in 2012 and 29% in 2011, represented by two customers).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	December 31, 2013	December 31, 2012	January 1st, 2012

Real	6,376	41,345	29,632
US dollar	367,475	707,609	914,048
Euro	8,236	5,814	1,682

	382,087	754,768	945,362

(e)                                 Guarantees in Compror operations and factoring of trade receivables

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed by Fibria at December 31, 2013 was R$ 36,825 (R$ 67,389 at December 31, 2012 and R$ 84,376 at January 1, 2012). Fair value of these guarantees is not significant considering the high credit quality of those selected customers, as well as no history of default.

The Company makes factoring transactions without credit recourse for certain customers’ receivables. These assets were derecognized from accounts receivable in the balance sheet

13                                 Inventory

	December 31, 2013	December 31, 2012	January 1st, 2012

Finished goods
At plants/warehouses in Brazil	128,893	131,806	135,110
Outside Brazil	587,032	470,082	518,305
Work in process	15,592	13,438	31,141
Raw materials	385,447	422,288	360,473
Supplies	140,873	142,288	129,298
Imports in transit	7,587	2,333	2,140
Advances to suppliers	306	907	2,240

	1,265,730	1,183,142	1,178,707

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	December 31, 2013	December 31, 2012	January 1st, 2012

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	226,410	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	17,869	16,140	19,520
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	816,727	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	542,237	526,410	669,805
Provision for the impairment of ICMS credits	(658,308)	(579,103)	(507,573)

	944,935	867,292	1,005,019

Current	201,052	209,462	327,787

Non-current	743,883	657,830	677,232

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revised the estimates for the realization of such credits and recognized an impairment: (i) for the full amount for the Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partially for the Espírito Santo unit for approximately 80% of the total amount. When the partial provision was recorded management had already taken actions in order to recover these taxes, which are being recovered through the operations in the state.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by the end of 2020:

	Amount	Percentage

In the next 12 months	201,052	24
In 2015	174,694	21
In 2016	191,441	23
In 2017	77,138	10
In 2018	109,997	13
In 2019	30,355	4
In 2020	45,001	5

	829,678	100

PIS and COFINS related to property, plant and equipment (*)	115,257

	944,935

(*)      These credits were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2013	2012	2011

At the beginning of the year	(579,103)	(507,573)	(481,527)
Provision for impairment	(79,205)	(71,530)	(46,941)
Reversal			20,895

At the end of the year	(658,308)	(579,103)	(507,573)

The provision and reversal of the provision for impaired ICMS credits were recorded in the Statement of profit and loss under “Cost of sales”.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income (profit). The subsidiaries located outside of Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax loss carryforwards and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxed/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of IFRS/CPCs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2013	December 31, 2012	January 1st, 2012

Tax loss carryforwards (*)	172,519	349,010	320,982
Provision for contingencies	118,237	65,578	30,506
Sundry provisions (impairment, operational and other)	417,574	401,113	383,395
Results of derivative contracts recognized on a cash basis for tax purposes	157,871	92,847	72,537
Exchange variations - recognized on a cash basis for tax purposes	646,286	470,825	73,412
Tax amortization of goodwill	110,940	113,178	110,936
Actuarial gains on medical assistance plan (SEPACO)	3,729	11,414	3,600
Tax depreciation	(9,518)	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(311,965)	(299,632)	(284,020)
Fair values of biological assets	(199,861)	(239,094)	(214,952)
Effects of business combination - acquisition of Aracruz	(13,972)	(31,998)	(45,212)
Tax benefit of goodwill not amortized for accounting purposes	(357,835)	(268,376)	(178,917)
Other provisions	(1,785)	(1,791)	(1,791)

Total deferred taxes, net	732,220	651,683	255,490

Deferred taxes - asset (net by entity)	968,116	879,606	995,368

Deferred taxes - liability (net by entity)	235,896	227,923	739,878

(*)   The balance as at December 31, 2013 includes the amount of R$ 278,486 (R$ 238,201 in 2012 and R$ 200,711 in 2011) related to the provision for impairment, as detailed in item (e) below.

On November 27, 2013, the Company applied R$ 174,985 of credits from tax loss carryforwards and negative basis of social contribution for the payment of the debts related to the REFIS, as Note 25(a) and (b).

Tax loss carryforwards and deferred credits from temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	161,242	10
In 2015	194,510	12
In 2016	152,517	9
In 2017	215,152	13
In 2018	212,360	13
Between 2019 to 2020	286,784	18
Between 2021 to 2022	145,468	9
After 2023	259,123	16

	1,627,156	100

During the next 12 months, the Company expects to realize R$ 116,770 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	December 31, 2013	December 31, 2012	January 1st, 2012

At the beginning of the year	(238,201)	(200,711)
Provision			(200,711)
Exchange currency	(40,285)	(37,490)

At the end of the year	(278,486)	(238,201)	(200,711)

Changes in the net balance of deferred income tax are as follows:

	2013	2012	2011

At the beginning of the year	651,683	251,890	109,665
Tax loss carryforwards	(136,206)	28,558	(180,634)
Provision for impairment of foreign deferred tax assets	(40,285)	(37,490)	(200,711)
Temporary differences regarding provisions	69,120	52,790	(66,241)
Derivative financial instruments taxed on a cash basis	65,024	20,310	117,709
Amortization of goodwill	(91,697)	(87,217)	(78,114)
Reforestation costs	(10,460)	(12,018)	(89,056)
Exchange gains/losses taxed on a cash basis	175,461	434,373	539,069
Fair value of biological assets	39,233	(24,141)	82,321
Actuarial gains (losses) on medical assistance plan (SEPACO)	(7,685)	11,414	3,600
Other	18,032	13,214	17,882

At the end of the year	732,220	651,683	255,490

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	2013	2012	2011

Loss from continuing operations taxes on income	(343,576)	(989,730)	(1,491,012)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	116,816	336,508	506,944

Reconciliation to effective expense

Adherence to Refis (Provisional Measure nº 627/2013) (Note 25 (a))	(560,454)
Non-taxable equity in earnings (losses) of associates		(201)	(141)
Transaction costs - capital increase		(6,063)
Provision for impairment of foreign deferred tax credits assets (i)			(200,711)
Taxes from foreign subsidiaries	(15,306)
Difference in tax rates of foreign subsidiaries	4,446	(91,963)	137,415
Effects of the elimination of the intercompany transactions	114,181	74,923	(26,329)
Present value adjustment - Aracruz acquisition			(13,156)
Other, mainly non-deductible provisions	(13,689)	(21,444)	(21,779)

Income tax and Social Contribution (expense) benefit for the year (*)	(354,006)	291,760	382,243

Effective rate - %	(103.0)	29.5	25.6

(i)        See item (e) below.

(*)    In 2013, the amount of R$ 354,006 includes R$ (560,454) Refis related payments recorded in current income taxes and R$ (206,448) of current income tax expense for the year and R$ 265,600 related to deferred income tax and social contribution benefit.

In 2012, the amount of R$ 291,760 includes R$ (42,167) of current income taxes expense for the year and R$ 333,927 related to deferred income tax and social contribution benefit.

In 2011, the amount of R$ 382,243 includes R$ 67,835 of current income taxes benefits for the year and R$ 314,408 related to deferred income tax and social contribution benefit.

(c)                                 Transitional Tax System (RTT)

For purposes of determining income taxes and social contribution on net income for 2013 and 2012, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11,638/07 and Provisional Measure (MP) 449/08, converted into Law 11,941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

On November 11, 2013, the Provisional Measure (MP) 627/13 was issued repealing the Transitional Tax System (RTT) and regulates the taxation for residents in Brazil in relation to profits from foreign companies. One of the goals of the MP is to establish the adjustments that must be made in the tax books for calculating the basis the income tax and social contribution, with the end of the tax neutrality to new accounting methods and criteria introduced by Law 11,638/07 and Law 11,941/09. Fibria’s management analyzed the potential effects of the application of the new standard, and considers them to be immaterial, and is awaiting for the MP to become Law to determine its early adoption starting 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,359,420, representing a tax benefit for income tax and social contribution of R$ 462,203, to be recognized over 62 months.

(e)                                 Recoverability of tax loss carryforwards

As mentioned in Note 3(a), the subsidiary Fibria Trading International KFT, has tax loss carryforwards amounting to US$ 133,550 thousand, equivalent to R$ 312,854 as of December 31, 2013, for which realization is not probable as result of the decision to transfer its current operations to Fibria International Trade GmbH. Management performed a recoverability analysis based on the estimated taxable income.

As a result, the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets with the loss amounting to US$ 118,679 thousand, equivalent to R$ 278,485, as of December 31, 2013 (US$ 116,565 thousand, equivalent to R$ 238,201, as of December 31, 2012 and US$ 107,000 thousand, equivalent to R$ 200,711, as of January 1, 2012). Such expense has been within “Income tax and social contribution - Deferred” in the Statement of profit and loss.

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	December 31, 2013	December 31, 2012	January 1st, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(716)	(722)	(63)
BNDES	Financing	(1,796,757)	(1,747,272)	(1,773,842)

		(1,797,473)	(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	3,815	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Bonds			(117,767)
Votener - Votorantim Comercializadora e Energia	Energy supplier		(388)	(388)
Banco Votorantim S.A.	Financial investments and financial instruments	(9,668)	197,782	176,156
Votorantim Cimentos S.A.	Energy supplier	74
Votorantim Cimentos S.A.	Input supplier	(34)	(11)	(87)
Votorantim Cimentos S.A.	Sales of land		31,362
Votorantim Siderurgia S.A.	Sales of waste	24	57	47
Sitrel Siderurgia Três Lagoas	Energy supplier	267
Votorantim Metais	Chemical products supplier	(241)	(228)	(214)
Votorantim Metais	Leasing of land	(788)	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(37)	(33)	(33)

		(10,403)	227,065	57,714

Net		(1,804,061)	(1,517,949)	(1,713,313)

Presented in the following lines
In assets
Marketable securities (Note 10)			191,537	170,687
Trade accounts receivable (Note 12)		3,981	2,980	2,878
Related parties - non-current		7,142	6,245	5,469
Other assets - current			31,362
In liabilities
Loans and financing (Note 23)		(1,796,757)	(1,747,272)	(1,891,609)
Derivative financial instruments (Note 11)		(9,668)
Suppliers		(8,759)	(2,801)	(738)

		(1,804,061)	(1,517,949)	(1,713,313)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	2013	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,682)	(10,776)	(10,418)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(165,774)	(156,339)	(170,213)

		(176,456)	(167,115)	(180,631)

Transactions with associates	Sales of wood
Bahia Produtos de Madeira S.A.		11,332	9,614	10,796

Transactions with Votorantim Group companies
VOTO III	Bond		7,994	22,524
Votener - Votorantim Comercializadora de Energia	Energy supplier	(40,425)	(19,546)	(31,267)
Banco Votorantim S.A.	Investments and financial instruments	(2,589)	16,372	20,780
Votorantim Cimentos S.A.	Energy supplier	7,753	22
Votorantim Cimentos S.A.	Leasing of lands	(503)	(396)	(1,113)
Votorantim Cimentos S.A.	Sale of lands		31,362
Votorantim Siderurgia S.A.	Sale of waste	83	135
Sitrel Siderurgia Três Lagoas	Energy supplier	1,034
Votorantim Metais Ltda.	Chemical products supplier	(4,363)	(5,560)	(8,929)
Votorantim Metais Ltda.	Leasing of lands	(9,164)	(9,709)	(7,067)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(441)	(394)	(401)

		(48,615)	20,280	(5,473)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, Personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 10,706 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Associates

The Company has balance receivable of R$ 3,815 from Bahia Produtos de Madeira S.A., corresponding to sale of wood, with maturity in 2019, renewable for 15 years.

•           Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

The Company maintains investments in CDB and securities purchased under agreement to resell (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 103.5% of the CDI and diary liquidity as from September 2013 and final maturity in April 2015. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company has also entered into derivative financial instruments contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative instruments.

On January, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years, up to December 31, 2013.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 11,706 through December 12, 2014. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December, 2012, the Company entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$ 31,362, which was settled in November, 2013.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2013, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 27, 2012 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2012 was R$ 43,481. The remuneration expenses, including all benefits, are summarized as follows:

	2013	2012	2011

Short-term benefits to officers and directors	23,933	24,495	21,624
Rescission of contract benefits	1,587	2,839	8,224
Long-term benefits to officers and directors	6,384	3,887
Benefit program - Phantom Stock Options	5,425	471

	37,329	31,692	29,848

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program. In the third quarter of 2010, the Company approved a benefit program based on the rights based on the increase in the value of its shares
(Note 28).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$1,286 for the year ended December 31, 2013 (R$ 917 for the year ended December 31, 2012 and R$ 908 for the year ended December 31, 2011).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities:

	December 31, 2013	December 31, 2012	January 1st, 2012

Current liability
Payroll, profit sharing and related charges	8,080	7,418	6,427

Non-current liability
Other payables	12,827	4,861	313

	20,907	12,279	6,740

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

17                                 Investments

	December 31, 2013	December 31, 2012	January 1st, 2012

Investment in associate - equity method (a)	6,913	6,913	7,506
Provision for impairment of investments (a)	(6,913)	(6,913)
Other investment — at fair value (b)	46,922	40,674

	46,922	40,674	7,506

(a)                                Investment in associate

	Our ownership
	Associate’s information			On equity			On profit and loss
		Profit
	Equity	and loss	%	December 31, 2013	December 31, 2012	January 1st, 2012	2013	2012	2011

Associate recorded under the equity method
Bahia Produtos de Madeira S.A.	20,740		33.3	6,913	6,913	7,506		(592)	(414)

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)	(6,913)

						7,506		(592)	(414)

None of the associates or jointly-operated entity has publicly traded shares.

There are no contingent liabilities related to the Company’s interest in the associate. The provisions and contingent liabilities related to the jointly-operated entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction with regards to its associate and jointly-operated entities and does not have any commitment related to its jointly-operated entities.

(b)                            Other investment

We have, approximately, 6% of ownership in Ensyn’s share capital. We performed an assessment regarding the rights related to these shares and concluded that we do not have a significant influence over Ensyn, as such this investment has been recorded at fair value.

Fair value changed in our interest in Ensyn was not significant between the date of acquisition of our investment (October 2012, as mentioned in Note 1(h)) and December 31, 2013, therefore, the carrying amount as of December 31, 2013 equals the cost of the investment. See below the changes in the investment for the year ended December 31, 2013:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2013

At the beginning of the year	40,674

Fair value of the warrants, recognized in the profit and loss	70
Foreign exchange of the warrants, recognized in the profit and loss	927
Foreign exchange of the shares, recognized in the “Other comprehensive income”	5,251

At the end of the year	46,922

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2013	2012	2011

At the beginning of the year
Historical cost	2,451,612	2,477,271	2,499,001
Fair value	873,992	786,939	1,051,635
	3,325,604	3,264,210	3,550,636

Additions	860,134	755,531	761,502
Harvests in the period
Historical cost	(580,192)	(502,691)	(569,813)
Fair value	(283,333)	(365,726)	(405,617)
Change in fair value	102,265	297,686	125,053
Reclassification to assets held for sale
CONPACEL
Losango			(241,595)
Assets on the south of Bahia State	(822)	(129,745)
Transfer	(222)	6,339	44,044

At the end of the year	3,423,434	3,325,604	3,264,210
Historical cost	2,730,510	2,451,612	2,477,271
Fair value	692,924	873,992	786,939

In determining the fair value of biological assets, the discounted cash flow model DCF was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years.

The projected cash flows is consistent with area’s growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemical control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes and the discount rate used also considers the tax effects.

The following table presents the main inputs considered in estimating the fair value of biological assets:

	December 31, 2013	December 31, 2012	January 1st, 2012

Actual planted area (hectare)	446,544	446,168	551,959
Average annual growth (IMA) - m3/hectare	41	41	41
Net average sale price - R$/m3	56.53	53.86	50,70
Remuneration of own contributory assets - %	5.6	5.6	5.6
Discount rate - %	6.26	6.45	7.9

The increase in the fair value of biological assets during the year ended December 31, 2013 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 102,265. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	December 31, 2013	December 31, 2012	January 1st, 2012

Fair value of the renovation of forests in the year	(13,127)	144,729	152,405
Growing of plantation (IMA, area and age)	(88,738)	9,197	(95,143)
Variation of price and discount rate	204,130	143,760	67,791

	102,265	297,686	125,053

Fair values of biological assets as of December 31, 2013, 2012 and January 1, 2012 was estimated by management. The biological assets are classified within Level3 of the fair value hierarchical level. There were no transfers between levels during 2013.

As detailed in Notes 36 and 1(d), the Company reclassified forest assets and land located in the south of Bahia state for assets held for sale.

The Company has no biological assets pledged as of December 31, 2013.

In 2013, the volume of harvested wood from the Company’s biological assets was 15,796 million of m3.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

19           Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and others (*)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		342	14,310	(35,624)	347,837	2,696	329,561
Disposals	(31,202)	(3,641)	(97,443)	(148,966)		(13,608)	(294,860)
Depreciation		(121,831)	(676,386)			(15,123)	(813,340)
Disposals related Asset Light project (Note 1(e))	(544,126)	(52,402)					(596,528)
Transfers and others (*)	8,974	114,365	259,559		(371,169)	13,381	25,110

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

(*)    Refer to advances reclassified to biological assets group and non-current advances.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2013
Cost	1,249,332	2,650,750	13,219,529	24,317	191,029	223,623	17,558,580
Accumulated depreciation		(1,224,158)	(6,316,812)			(193,106)	(7,734,076)

Net	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

At December 31, 2012
Cost	1,815,686	2,663,057	13,192,701	208,907	214,361	236,772	18,331,484
Accumulated depreciation		(1,173,298)	(5,790,024)			(193,601)	(7,156,923)

Net	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561

At January 1st, 2012
Cost	1,853,243	2,619,911	13,144,928	205,783	197,866	226,921	18,248,652
Accumulated depreciation		(1,057,791)	(5,169,253)			(180,361)	(6,407,405)

Net	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2013, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 52,104 in the Jacareí unit, R$ 17,700 of forest area, R$49,858 of Fibria - MS, R$ 51,197 in the Aracruz unit, R$ 13,201 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the related debt. During the first six months of 2013, the rate applied was 3.61% p.a., and, in accordance with our internal policy, it was revised in July to 3.84% p.a. In 2012, the rate used was 5.08% p.a. in the first semester and 3.88% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were recorded in the statement of operations in “Cost of sales”, “Selling expenses” and “General and administrative expenses” and are disclosed in Note 33.

Property, plant and equipment given as collateral are disclosed in Note 22.

The amount regarding the disposals related to advances to suppliers refers, substantially, to Guaíba Project which was canceled.

The Company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

		December 31,			December 31,	January 1st,
	Annual	2013			2012	2012
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net	Net

Goodwill - CGU Aracruz		4,230,450		4,230,450	4,230,450	4,230,450
Systems development and deployment	20	188,573	(156,224)	32,349	40,004	49,199
Intangible assets acquired in the business combination
Databases	10	456,000	(228,000)	228,000	273,600	319,200
Patents	15.9	129,000	(103,200)	25,800	46,820	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	(29,000)		2,668	9,251
Chemical products	6.3	165,000	(51,562)	113,438	123,420	133,815
Other		4,228		4,228	201	168

		5,202,251	(567,986)	4,634,265	4,717,163	4,809,448

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(a)                            Roll forward of net book value

	2013	2012	2011

At the beginning of the year	4,717,163	4,809,448	4,906,443
Changes in intangible asset from business combinations - CGU Aracruz
Amortization of databases, patents and suppliers	(79,271)	(83,124)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)
Acquisition and disposal of software, net	(7,687)	(9,192)	(13,180)
Other	4,060	31	(692)

At the end of the year	4,634,265	4,717,163	4,809,448

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the CGU Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for cutting and transport of timber and also for the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase option at the end of period of the leasing.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and its respective obligation is recognized under “Other payable”.

	December 31,			December	January 1st,
	2013			31, 2012	2012
		Accumulated
	Cost	depreciation	Net	Net	Net

Forestry equipment	13,775	(13,453)	322	8,205	17,386
Oxygen and chemical facilities	88,990	(32,661)	56,329	67,689	73,369

	102,765	(46,114)	56,651	75,894	90,755

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following is a detail of the present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2014	10,940	11,336
2015 to 2019	45,032	56,676
After 2019	28,137	48,173

	84,109	116,185

There are no restrictions imposed by financial lease agreements.

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leasing - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are for a period up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Sea domestic transport - the Company is party to a long-term contract to receive sea freight services for 20 years, for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

•            Export transport - the Company is also a party to long-term contracts with STX Pan Ocean Co. Ltd. to receive sea freight services for 25 years for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2012, minimum payments of future operating leases are as follows:

		Sea domestic	Export
Years	Land leasing	transport	transport

2014	97,924	49,985	70,223
2015 to 2016	184,178	99,969	140,446
2017 to 2019	265,626	149,954	210,669
After 2020	494,254	199,938	1,281,570

	1,041,982	499,846	1,702,908

(ii)                               Contingent payments

•             Forestry partnership agreements — as explained in Note 1(e), on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber volume that the counterparty has the right to receive. The purchase price is established in US dollars, as defined in the contract, and adjusted according to the US-CPI index.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company. During the year ended December 31, 2013 the Company did not recognize any contingent payment with regards to this agreement.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below presents the movement during the years:

	December 31, 2013	December 31, 2012	January 1st, 2012

At the beginning of the year	740,310	760,611	693,490
Advances made	134,035	87,500	176,479
Wood harvested	(111,214)	(128,241)	(45,368)
Transfers to forest and others	(37,067)	(12,710)	(31,557)
Reversal (reclassification) of assets held for sale (*)		33,150	(32,433)

At the end of the year	726,064	740,310	760,611

(*)         Related to the Losango Project (Note 1 (d)(i)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

23                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average
	annual	Current			Non- current			Total
Type/purpose	interest rate - %	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012

In foreign currency
BNDES - currency basket	5.9	53,038	49,075	48,790	304,091	233,397	220,471	357,129	282,472	269,261
Export credits (Finnvera)	3.5	52,210	46,319	42,731	173,244	193,959	217,218	225,454	240,278	259,949
Bonds - US$	7.3	1,547,708	65,763	34,575	1,816,385	4,577,197	5,103,839	3,364,093	4,642,960	5,138,414
Bonds - JPY				2,223			115,544			117,767
Export credits (prepayment)	3.0	457,523	218,662	29,051	2,425,260	2,503,308	2,777,003	2,882,783	2,721,970	2,806,054
Export credits (ACC/ACE)	2.3	451,718	440,604	623,632		214,567		451,718	655,171	623,632
EIB Europe Inv. Bank				784						784
Leasing				8,773			5,958			14,731

		2,562,197	820,423	790,559	4,718,980	7,722,428	8,440,033	7,281,177	8,542,851	9,230,592

In Reais
BNDES - TJLP	7.7	346,593	248,731	242,321	1,093,035	1,216,069	1,262,260	1,439,628	1,464,800	1,504,581
FINAME	4.2	4,853	7,483	2,336	10,410	7,182	7,516	15,263	14,665	9,852
NCE	12.1	46,770	49,344	45,203	942,665	636,982	463,987	989,435	686,326	509,190
Midwest Region Fund (FCO and FINEP)	8.2	11,948	12,024	11,689	35,646	47,289	58,513	47,594	59,313	70,202

		410,164	317,582	301,549	2,081,756	1,907,522	1,792,276	2,491,920	2,225,104	2,093,825

		2,972,361	1,138,005	1,092,108	6,800,736	9,629,950	10,232,309	9,773,097	10,767,955	11,324,417

Interest		94,946	117,992	114,432	35,337	105,053	65,828	130,283	223,045	180,260
Short-term borrowing		20,670	111,898	98,667					111,898	98,667
Long-term borrowing		2,847,745	908,115	879,009	6,765,399	9,524,897	10,166,481	9,642,814	10,433,012	11,045,490

		2,972,361	1,138,005	1,092,108	6,800,736	9,629,950	10,232,309	9,773,097	10,767,955	11,324,417

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2013 by maturity:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total

In foreign currency
BNDES - currency basket	48,986	38,037	50,582	46,308	32,975	45,304	38,019	3,880		304,091
Export credits (Finnvera)	49,419	49,419	49,419	24,987						173,244
Bonds - US$					143,547	369,439	1,303,399			1,816,385
Export credits (prepayment)	285,455	442,942	650,262	482,522	457,597	106,482				2,425,260

	383,860	530,398	750,263	553,817	634,119	521,225	1,341,418	3,880		4,718,980

In Reais
BNDES - TJLP	317,242	176,649	162,010	119,684	84,877	106,048	99,622	22,287	4,616	1,093,035
FINAME	4,959	3,225	2,059	167						10,410
NCE	116,425	107,846	329,867	302,079	43,225	43,223				942,665
Midwest Region Fund (FCO e FINEP)	11,643	11,643	11,643	409	308					35,646

	450,269	299,363	505,579	422,339	128,410	149,271	99,622	22,287	4,616	2,081,756

	834,129	829,761	1,255,842	976,156	762,529	670,496	1,441,040	26,167	4,616	6800,736

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	December 31, 2013	December 31, 2012	January 1st, 2012

Real	2,491,920	2,225,104	2,093,825
Dollar	6,924,048	8,260,379	8,843,564
JPY			117,767
Currency basket	357,129	282,472	269,261

	9,773,097	10,767,955	11,324,417

Loans and financing are broken-down by interest rate:

	Interest rate
	December 31, 2013	December 31, 2012	January 1st, 2012

CDI	989,435	686,326	509,190
TJLP	1,397,463	1,449,587	1,504,491
Libor	3,107,014	2,756,150	2,929,970
Currency basket	357,129	282,472	269,261
Fixed	3,922,056	5,593,420	6,111,505

	9,773,097	10,767,955	11,324,417

(d)                            Amortization of transaction costs

The table below presents the annual effects of the amortization of transaction costs in the effective interest rate method:

	December 31, 2013
Description	2014	2015	2016	2017	2018	After 2019	Total

Export credits (Finnvera)	830	830	830	830	138		3,458
Bond - USD	64,310	13,400	13,400	13,400	13,400	19,918	137,828
Export credits (prepayment)	6,426	1,407	1,407	1,407	1,093	275	12,015

	71,566	15,637	15,637	15,637	14,631	20,193	153,301

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt in 0.40% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(e)                                 Roll forward

The roll forward of the carrying amounts at the presented period is as follows:

	2013	2012	2011

At the beginning of year	10,767,955	11,324,417	10,581,457
Borrowings	1,279,414	864,334	2,707,265
Interest expense	575,877	681,840	660,084
Foreign exchange	927,278	803,641	1,036,274
Repayments - principal amount	(3,320,157)	(2,410,719)	(3,109,589)
Interest paid	(602,112)	(651,288)	(582,047)

Expense of transaction costs of Bonds early redeemed	113,759	88,759
Other (*)	31,083	66,971	30,973

At the end of the year	9,773,097	10,767,955	11,324,417

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments)

In April 2013, the Company, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of US$ 100 million (equivalents to R$ 201,540), with maturity until 2018 and an initial interest rate of 1.63% p.a. over the quarterly LIBOR.

On September 2012, the Company entered into export prepayment contracts in the amount of US$ 105 million (equivalents then to R$ 212,950), with maturity on September 2014 and interest rate of 2.95% p.a.

On August 2012, we early repaid, with available funds, the amount of US$ 100 million (equivalent then to R$ 202,090) of a prepayment contract entered into in January 2011, with an original maturity in April 2018 and fixed interest rate of 2.95% p.a.

In the first quarter of 2012, Veracel entered into export prepayment contracts in the amount of US$ 43 million (equivalents then to R$ 76,939), with maturity between August 2012 and September 2013 and interest rate between 3.35% and 4.75% p.a.

On February 2012, Veracel entered into the export prepayment contract, in the amount of US$ 33 million (equivalent then to R$ 56,694), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

On February 2012, Veracel early repaid five export prepayment contracts ACC in the amount of US$ 14 million (equivalent then to R$ 24,314) which were contracted in September and December 2011 with maturity in March 12, 2012.

On June 2011, the Company signed six export prepayment contracts in the amount of US$ 125 million (equivalent then to R$ 197,575), with maturity in January 2013 and fixed interest rate, of which US$ 75 million at 2.05% p.a. and US$ 50 million at 2.09% p.a.

On May, 2011, the Company signed an export prepayment contract with eleven banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with a eight-year term, annual installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

On January 2011, the Company signed three export prepayment contracts in the amount of US$ 50 million each for a total of US$ 150 million (equivalent then to R$ 248,640), with maturity in June 2012 and fixed interest rate at 2.09% p.a. On March 2012, the Company early repaid the total amount of US$ 50 million, equivalent to R$ 90,675, corresponding to one contract and, on September 2012, the Company repaid the remaining contracts in the total amount of US$ 100 million, equivalent to R$ 211,143.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$ 200 million, with no changes on the other conditions of the contract.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

(ii)                               Loans - VOTO III (Bonds)

On January 16, 2004, Votorantim Overseas Trading Operations III (“VOTO III”), a wholly-owned subsidiary of Votorantim Participações S.A. (“VPAR”), raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000. On December 2012, the Company prepaid 100% of the outstanding balance.

(iii)                           Loans - VOTO IV (Bonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly-controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million. In 2013 the Company prepaid the total amount of US$ 42 million (equivalents to R$ 93,034). As a result of the early redemption, we recognized financial expenses amounting to R$ 13,496, of which R$ 12,341 related to the premiums paid in the repurchase transaction and R$ 1,155 relating to the proportional amortization of the transaction costs of the Bonds.

(iv)                            Loans - Fibria 2020 and Fibria 2021 (Bonds)

During 2013, Fibria prepaid and canceled a total of US$ 855 million (equivalents to R$ 1,758,155) related to the Bonds “Fibria 2020” and “Fibria 2021” issued in May 2010 and March 2011, with original maturities in May 2020 and March 2021,  with fixed interest rates of 7.5% and 6.75% per year, respectively. As a result of the early redemption, we recognized financial expenses amounting to R$ 336,799, of which R$ 224,195 related to the premiums paid in the repurchase transaction and R$ 112,604 relating to the proportional amortization of the transaction costs of the Bonds.

“The remaining balance of the Bond “Fibria 2020” in the amount of R$ 1,616 million, is recorded as current liabilities due to the Management’s Company of early redeem, as Note 38.”

On July 2012, the Company made a tender offer to early redeem Fibria 2020 Bonds and as a result early prepaid, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the Fibria 2020 Bond, with proceeds from the public offering of shares.  The early repurchase generated a loss of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of the premium offered to the bondholders for the early redemption and R$ 88,759 of transaction costs expensed upon repurchase (Note 31).

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option starting 2016, accruing semi-annual interest at 6.75% p.a.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option starting 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the Fibria 2020 Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The average effective interest rate on these operations listed above, including the transaction costs, is 8.66% p.a.

(v)                                BNDES

In 2013, Fibria entered into four contracts through the credit limit of R$ 1.7 billion defined in 2011, in the amounts of R$ 499.3 million (forestry projects financing), R$ 49.9 million (industries investments financing), R$ 30.7 million (IT projects financing) and R$ 167.8 million (reforest financing in areas of preservation). A total amount of R$ 267.427 were released regarding these contracts, corresponding to 36% of the total. On December 31, 2013, including the existing contracts since 2005, the outstanding balance of the contracts signed with BNDES was R$ 1.797 billion, being, R$ 1.440 billion subject to interest rate from TJLP and, R$ 357 million to a Currency basket.

On December 31, 2013, considering only the 50% of our partnership, Veracel had total principal amount outstanding of R$ 86,614, repayable from 2014 to 2021, with a portion subject to interest ranging from TJLP plus 1.8% to 3.3% p.a. and UMBNDES plus 1.8% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a, with the maturity to July 2017. Regarding this financing agreement, 93% of this total amount had been released and the remaining balance will not be used by us. UMBNDES is an index based on a basket of currencies, substantially the US dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a., with the final maturity to April 2015. Regarding this financing agreement, 62% of this amount had been released and the remaining balance will not be used by us.

On October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a., which was paid by the Company on July 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which, 900% has already been released in December 31, 2012, bearing interest at the TJLP plus 0% e 2.9% p.a. for portion of the loan and UMBNDES plus 1.4% to 2.4% p.a. for the other portion, maturing from 2009 to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus zero to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

The Company has given the pulp plant located in Três Lagoas (MS) and in Jacareí (SP) as the main collateral for these financings.

(vi)                            Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally entered in 2008, for the acquisition of forest machinery and equipment. The original maturity of this contract was 2013. However, on June 2012, the Company prepaid 100% of the lease contracts related to the acquisition of forest machinery and equipment.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

(vii)                        Export Credit Note (NCE)

In June 2013, the Company entered into a contract with Banco do Brasil a NCE, in the total amount of R$ 497,745, with final maturity in 2018 and interest rate of 105.85 of CDI. This contract is also linked to a swap contract in order to exchange the currency Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

On September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in Reais to a fixed rate of 5.45% in US dollar.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014, with final maturity in December 2013 and charges of 100% of the CDI. The contract was settled on the maturity date.

(viii)                    Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

(ix)                            Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company entered into a loan agreement for R$ 73,000 with Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(x)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements as of December 31, 2013

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in Reais. A substantial portion of the debt of the Company is denominated in US dollars and as a result particularly depreciation of the real against the US dollar had significant impacts on the ratio when measured in Reais. Under the prior computation criteria in the event of a depreciation the amount of net debt as of the end of the period would increase when measured in Reais. Under the revised criteria by translating the EBITDA from Reais to US dollar at the average exchange rate of each quarter the impact of the depreciation of the Brazilian real is mitigated.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii)- Maximum ratio	Less than 4.50

(i)   The ratio of debt service coverage is defined as (a) adjusted EBITDA (for the last four social quarters) in accordance with  practices adopted in Brazil and adjusted translated into US dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements  for the following four consecutive quarters  plus interest paid during the past four quarters translated into US dollars at the average exchange rate of each quarter.

(ii)  The indebtedness ratio is defined as (a) consolidated net debt translated into US dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four social quarters translated into US dollars at the average exchange rate of each quarter.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2013, for which the debt service ratio totaled 1.4 (2.3 not taking into consideration the effects of the reclassification from non-current liabilities to current liabilities regarding the early redeem of Fibria’s 2020 Bond, as Note 38(b)) and indebtedness ratio totaled 2.6.

The debt agreements that have debt financial covenants also have the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel
Celulose S.A.

(xi)                           Loans and financing guarantees

At December 31, 2013, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 6,966,056 (December 31, 2012 - R$ 7,954,206 and January 1, 2012 - R$ 8,456,937), considered sufficient to cover the corresponding loans and financing amounts.

(xii)                        Unused credit lines

In April 2013, the Company obtained a revolving credit facility with Banco Bradesco, in the amount of R$ 300,000 with availability for five years and an interest rate of 100% of the CDI plus 1.5% p.a., when

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

fully used. During the unused period, the Company will pay a commission in Reais of 0.05% p.a. quarterly. The Company has not used this credit facility.

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus from 1.40% to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis.

The total amount paid related to unused credit lines until December 31, 2013 was R$ 8,873.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	December 31, 2013			December 31, 2012			January 1st, 2012
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	86,921	102,906	15,985	123,791	162,222	38,431	119,572	173,823	54,251
Labor	55,250	152,442	97,192	47,703	108,014	60,311	47,819	88,834	41,015
Civil	9,503	25,164	15,661	6,520	12,591	6,071	821	7,149	6,328

	151,674	280,512	128,838	178,014	282,827	104,813	168,212	269,806	101,594

The Company has tax and civil claims arising in the normal course of business that is assessed as of possible (but not probable) loss by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2013, these claims amount to: tax R$ 4,383,236 and civil R$ 952,988.

The change in the provision for contingencies is as follows:

	2013	2012

At the beginning of the year	282,827	269,806
Reversal	(125,203)	(39,129)
New litigation	60,633	8,923
Accrual of financial charges	62,255	43,227

At the end of the year	280,512	282,827

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure for the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies as of December 31, 2013:

Amount

Income tax assessment - Normus (i)
Tax incentive - agency for the development (ii)	101,163
IRPJ/CSL - partial approval (iii)	145,000
IRPJ/CSLL - Newark (iv)	221,569
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (v)	1,798,207
Income tax assessment — IRPJ/CSLL - Fibria Trading International (vi)	274,835
Other tax liabilities (a) (vii)	1,937,602

Total possible tax contingencies	4,478,376

(a)        Includes the amount of R$ 95,140 related to the process of our jointly-controlled entity Veracel.

(i)            Income tax assessment - Fibria Celulose (“Normus”)

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda., incorporated by Fibria on September 30, 2013, received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) over earnings of its foreign subsidiaries, during the period from 2002 to 2006.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of three votes favorable to Fibria and three votes against Fibria by the six members of the court. The Company appealed of this decision (Motion of Clarification) and, at the moment, the tax assessment still waiting for judgment.

On September 2011, Normus received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007.

In March 2013, Normus received another income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) where Brazilian Federal Revenue Service claimed Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) on the earnings of its foreign subsidiary for the year 2008.

The subsidiary, domiciled in Hungary, was responsible for the sales of pulp and paper in the global market.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary was subject to taxation in its country of incorporation and the position taken by the tax authorities violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

In 2011 a Unconstitutionality Process (Ação Direta de Inconstitucionalidade (ADI)) was filed by the National Industry Association (Confederação Nacional da Indústria (CNI)) with the Supreme Federal Court (Supremo Tribunal Federal (STF)) challenging the constitutionality of article 74 of Provisional Measure 2,158 which establishes the taxation for income tax and social contribution purposes of income earned by subsidiaries and associates incorporated outside Brazil irrespective of whether such income was made available to the shareholder in Brazil.

On its session of August 17, 2011 the STF considered the ADI with five members voting for the constitutionality of article 74 and four members voting for the unconstitutionality of such article. The session was suspended until Justice Joaquim Barbosa casts its vote which is the only vote not yet casted.

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss, in 2011 was considered as reasonably possible the probability of loss.

However, as disclosed in Note 25 (a), the income tax assessments above mentioned were included in the refinancing program (REFIS) established by Law nº 12,865/13 and by the Provisional Measure nº 627/13 in the form of cash payment, settled in November 27, 2013, by the total amount of R$ 560,453. The Company filed in the records of each administrative process, corresponding waiver request stating its inclusion in REFIS, so awaiting the approval of such applications and the filing of the records.

(ii)         Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. For that reason, considering that the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, “based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 101,163 (updated through December 31, 2013 for monetary correction).

Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods.

With respect to the benefits obtained through 2004, based on the position of its legal counsel, management believes that the tax payment demanded is not justified, since the Company used the benefits strictly in accordance with the legal requirements and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE’s qualifying reports.

Considering that the CARF maintained the assessment with respect to the benefits used during 2004 amounting to R$ 73,100, the Company offered to provide a bank guarantee for the amount being challenged and expects for the collection phase of the legal process where it will challenge the amount of the assessment.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its legal counsel, management believes that it is illegal revoke the tax benefits, because the benefits granted were conditional to achieving certain pre-established requirements (implementation, expansion or modernization of industrial enterprise) and the benefits were granted through the end of the term established in the Law and related regulations.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Federal Revenue Service (Receita Federal do Brasil) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Since the benefits used through 2003 were maintained by the decision of CARF they are currently under discussion the benefits for the year 2004 and those after 2005 for which the Company has not used the benefits. The tax contingency is considered as of possible loss and therefore no provision has been recorded.

(iii)  Income tax/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 145 million updated through December 31, 2013. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento) of the voluntary resource requested by the Company. With respect to the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

(iv)     Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 221 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 120 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 101 million) is possible. Accordingly, no provision has been recorded with respect thereto.

(v)        Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013, the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy.

On November 13, 2013 a decision was issued by the Regional Office of Judgment from Brasília — Federal District, in favor to the appeal filed by the Company, exonerating the tax credit in discussion. It is important to note that this decision was issued by first administrative instance and an appeal might occur by the Tax Federal Administrative Court (“Conselho Administrativo de Recursos Fiscais — CARF”). Based on the review of the Company internal and external legal advisors the probability of loss was classified as possible without the need to account any provision. The updated amount of the tax assessment is R$ 1,798,207 as at December 30, 2013.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International

On October 2013, the Company received a tax assessment notice with respect to the earnings of Fibria Trading International, related to 2010, which was recognised by Fibria according to equity method. Therefore, for this tax assessment were not considered by the Brazilian Federal Revenue Service the accumulated losses in previous years. The updated value of the cause is R$ 274,835, as at December 31, 2013. Based on our internal and external legal advisors, the probability of loss was classified as possible, without the need to account provision.

 (vii) Others tax liabilities with probability of loss classified as possible

Fibria has more than 570 trials for individual amounts of less than R$ 100 million. The amount involved in all of these trials is R$ 1,937,602. The average value of each trail is R$ 3.4 million.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 5,835 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,075 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)                                   Civil proceeding with probability of loss classified as possible

On June 2012, a Public Civil Action was filed by the Federal Public Ministry from Distrito Federal, aiming a prohibition for the Company of travel in any federal highway overweight, under a penalty, which was granted by the Judge of first instance as well as the action claiming the payment of moral and material damages due to alleged damage to federal highways, the environment and economic order. The amount of R$ 889,191 was given by the Federal Public Ministry for the proceeding. The Company appealed with success against the decision and also filed appeal for the others matters of the Action.

The proceeding is in the initial stage and, according to the Company’s legal advisors, the probability of loss was classified as possible and for that reason, no provision was recorded.

(ii)                                Class action

In November 2008, a securities class action lawsuit was filed against the Company and some of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint alleges violations of the US Securities Exchange Act, asserting that the Company failed to disclose information in connection with, and losses arising from, certain derivatives transactions.

During our Board of Directors meeting in December 2012, the Company ratified the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37.5 million (equivalent to R$ 76.6 million) to all holders of American Depositary Receipts (“ADRs”), from April 7 to October 2, 2008.

On March 28, 2013, Fibria paid an amount of US$ 37.5 million (equivalent to R$ 75.4 million) and was reimbursed under the D&O policy, as agreed by the Company and the other co-defendants in 2012.

(d)                                Relevant comments regarding tax proceeding

(i)                                    “Crédito-Prêmio de IPI”

The Company entered on January 1995, with a judicial tax proceeding, aiming the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$ 170,638 (being R$ 77,486 in 2013 and R$ 93,152 in 2012), under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. The Company submitted a formal request for the issuance of precatory related to the judicial process.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                                 BEFIEX Program

The Company obtained a favorable court decision, which became final on October 2013 in injunction proposed in 2002 aimed the recognizing the right to IPI premium credit, due to tax incentives on exports in the period between December of 1993 and May of 1997, in the duration of BEFIEX program.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid in the acquisition of raw materials. This benefit was regulated by Decree nº 64,833/69, after being introduced by Decree 461/69, being kept until the year of 1983, the year of termination under the law. However, the rules which governed the deadline for the use of the benefit, however, were repealed by Decree - Law nº 1,724/79 and 1,894/81, so that there was no mention over the deadline of use the benefit.

Subsequently, the Decree-laws were declared unconstitutional, which led to numerous legal disputes about the date of termination of the benefit. The precedent is consolidating to limit the use of such credits by the year of 1990, however, the case of the Company differs from this discussion, since it joined the BEFIEX Program, which in the case of tax benefit granted under specific conditions and for a definite period resulted in vested right, as recognized in the records of the injunction mentioned above.

No primeiro semestre de 2014 a Companhia protocolará pedido de habilitação do crédito obtido por meio da decisão mencionada acima. Após a análise do pedido de habilitação por parte da Receita Federal do Brasil, o valor do crédito será conhecido

In the first half of 2014, the Company will file application for qualification of this credit mentioned above. After the approval of the application for qualification by the Federal Tax authority, the value of the credit will be known and booked by us.

(e)                                 Remaining judicial deposits (consolidated)

The Company has at December 31, 2013 the amount of R$ 106,060 (R$ 157,567 in December 31, 2012 and 137,060 in January 1, 2012) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 53,209 of the credit balance of REFIS, as detailed in Note 25.

(f)                                  Significant contingencies resolved

During the year 2013 the Company had an amount of R$ 29,178 accrued on the assessment received in August 2009, of the São Paulo State Revenue Service (Fazenda do Estado de São Paulo) in the original amount of R$ 21,841 , including penalties and interest. Such notice was issued with the reasoning that the Company conducted operations in issuing the Federal District as a destination of goods , and they have not left the state territory claimed, which generated differential between applied rates and those which would apply . Whereas the prognosis of loss classified as probable, in June of 2013, the Company opted to join the Special Installment Program, for payment of the debt to reduce penalties and interest, have been paid the amount of R$ 14,8 million, in July 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(g)                                 Drawback Suspension tax benefit - Veracel

During the construction of the pulp mill of the Veracel, part of the mill was acquired from a specific supplier. The mill was eligible to the tax benefit entitled Drawback Suspension which would provide exemptions on imports, in case the funds received to pay the supplier were received abroad. However, part of the mill was financed with funds from Brazil and, for this reason, the Federal Tax authority issued a tax assessment to the supplier and canceled the Drawback benefit.

Veracel’s supplier entered an appeal according to the assessment received, which is still pending for judgment, and in parallel, the supplier filed an arbitration proceeding against Veracel in order to determine which company would be responsible for eventual damages in case supplier is considered guilty.

In September 2013, the International Chamber of Commerce Arbitration Court decided that Veracel and its supplier shall share the potential damages in a ratio of 75% to Veracel and 25% to its supplier. In November 2013, Veracel joined the REFIS to proceed with the payment in a single installment in order to regularize the debt, with impact of R$ 22 million for the Company (corresponding to 50% of our partnership).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

(a)                                 Law 12,865/13 and Provisional Measure 627/13 — Foreign earnings

As per Law 12865/13 and Provisional Measure 627/13, issued in October and November 2013, respectively, the Tax Refinancing Program (REFIS) was established, arising from tax assessments over foreign earnings of Brazilian controlled or associated entities.

Based on the REFIS, the Company decided on November 25, 2013, to join the program in the way of cash payment for debts arising from tax assessments received by its former subsidiary Normus, described in Note 24 (b)(i), discounted 30% of the principal upon use of credits from tax losses and negative basis of social contribution on net income, and 100% reduction of fines, craft or isolated, of the interest of arrears and legal charges.

The amount paid in joining the REFIS was R$ 560,453, where R$ 168,136 upon the use of credits from tax losses and negative basis of social contribution on net income and R$ 392,317 in cash disbursements on November 27, 2013.

(b)                                 Law 11,941/09

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011, all amounts under the program were consolidated after meeting all formal requirements established in the legislation.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following is a summary of the amounts included in the program, as well the benefits obtained:

Detail of amounts
Total updated debts included in the program	532,734
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)

Total debt payable	325,307
Payments made	(21,356)

Balance of debt	303,951

Total of judicial deposits updated	349,802

Credit balance	45,851

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the outstanding debt (after the reductions established by the program) the remaining balance in favor of the Company, at December 31, 2013 is R$ 53,209, which is monthly updated by SELIC, the interest rate applicable to tax debts, and it is presented within non-current assets under other accounts receivable and monthly.

With the reopening of the period for adherence to REFIS regarding the Law 11,941/09, established by the Law 12,865/13 on October 9, 2013, the Company decided to include 13 processes, in the way of cash payment in a single payment. The total amount for payment, after the discounts permitted by the Law was R$ 13,168, of which R$ 6,849 was settled upon use of credits from tax losses and negative basis of social contribution on net income and R$ 6,319 in cash disbursements on November 27, 2013.

26                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of 9.8 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimums agreed under the agreements, and for that reason there is no liability accounted for at December 31, 2013. The contractual obligations assumed at December 31, 2013 correspond to R$ 228,057 per year (R$ 258,694 at December 31, 2012 and R$ 301,117 at January 1, 2012).

27                                 Shareholders’ equity

(a)                                Capital

At December 31, 2013 and 2012, fully subscribed and paid-up capital is represented by 553,934,646 nominative common shares without par value (467,934,646 nominative common shares without par value as of January 1, 2012).

On April 30, 2012, the Company completed the issuance of 86,000,000 common shares without par value, through a public offering of shares. The net proceeds obtained from the public offering of shares is presented below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Number of shares	Gross proceeds

Offered through American Depositary Shares outside Brazil	12,319,972	195,025
Offered as common shares in Brazil	73,680,028	1,166,355

Total shares offered/gross proceeds	86,000,000	1,361,380

Total amount of transaction costs (*)		(17,834)
Income tax on transaction costs		6,063

Total amount of transaction costs, net		(11,771)

Total capital increase		1,349,609

(*) Transactions costs are mainly represented by commission and fees for lawyers and auditors.

(b)                                Dividends and interest on own capital

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

No dividends were declared for the years ended December 31, 2013, 2012 and 2011 as the Company generated losses.

(c)                                 Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, modernization and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

The Company has 342,824 common shares with unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

28                                 Employee benefits

(a)                               Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2013 was R$ 55,742 (December 31, 2012 - R$ 56,402 and December 31, 2011 - R$ 64,597).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2013 amounted to R$ 8,829 (R$ 8,519 as of December 31, 2012 and R$ 8,835 as of December 31, 2011).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

The revised employee benefit standard (IAS 19(R) - “Employee Benefits”) introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The standard also requires net interest expense / income to be calculated as the product of the net defined benefit liability / asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognizing an expected return on plan assets. Also, the “corridor” approach was extinguished, and revised standard requires the Company to recognize the actuarial results directly within “Other Comprehensive Income”. The amount recorded as expenses for the year ended December 31, 2013 was R$ 4,065 (R$ 4,647 as of December 31, 2012 and R$ 4,211 as of December 31, 2011).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	December 31, 2013	December 31, 2012	December 31, 2011

Discount rate - %	6.25	4.0	5.5
Real growth rate of medical costs - %	3.0	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0	3.0
Long-term inflation - %	5.0	4.25	4.25
Biometric table of general mortality	AT-2000	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57	IABP57

The sensibility analysis of the obligation related to the healthcare plan regarding changes in the main premises is the follows:

	Change in premises	Increase in premises	Decrease in premises

Discount rate - %	0.50%	Decrease of 5.5%	Increase of 6.1%
Trend rate of medical costs - %	0.50%	Increase of 6.4%	Decrease of 5.9%
Mortality	1 year	Increase of 4.3%	Decrease of 4.2%

The sensibility analysis is based on changes in just one premise while the other premises still unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013	2012	2011
		(Restated)	(Restated)

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	93,934	66,302	51,504
Cost of current service from:
Interest on actuarial obligations	7,750	8,618	7,472
Benefits paid	(3,684)	(3,971)	(3,261)
Actuarial (gain) losses in the “Other comprehensive income”	(21,421)	22,985	10,587

Present value of actuarial obligations at end of the period	76,579	93,934	66,302

(d)                                Employee benefits expenses

	2013	2012	2011

Payroll, profit sharing and related charges	501,453	497,327	470,376
FGTS and other rescission indemnifications	37,972	36,572	37,010
INSS	17,888	82,701	88,224
Others	24,801	13,717	18,007

	582,114	630,317	613,617

29                                 Compensation program based on shares

Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The wards cannot be settled in shares. The Company’s CEO and the Executive Officers are eligible for the plan.

At the time of each award, the participants under the plan will receive a quantity of PSO, to be defined based on a target reward and on the expectation of an increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The Programs awarded up to December 31, 2013 are presented below, as follow:

	Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08.26.10	08.27.10	12.31.16	17,889	27.55
2009	08.26.10	12.26.10	12.31.16	17,889	27.55
2009	08.26.10	10.27.11	12.31.16	17,889	27.55
2010	08.26.10	08.28.13	12.31.17	37,997	27.55
2011	01.02.12	01.02.14	12.31.18	67,656	28.31
2012	01.02.12	01.02.15	12.31.19	278,724	14.09
2013	01.02.13	01.02.16	12.31.20	241,032	20.37

Assumptions and calculation of fair value of options granted

The pricing of options was based on the Binominal Trinomial Trees (BTT) model, due to its easy implementation, validation and consideration of the specific terms of the program. This BTT model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

The following economic assumptions were used at December 31 of each year:

	December 31, 2013	December 31, 2012	January 1st, 2012

Annualized volatility of share price - % (i)	3.35	3.77	10.00
Risk free return rate - % (ii)	9.77 to 13.22	6.55 to 8.58	10.00 to 11.55
Average price of shares (average of three prior months)	27.90	18.63	14.09
Options exercise price	19.55	21.57	27.55
Weighted-average term of vesting of option (months)	13.69	15.27	11.87
Weighted-average term of life of option (months)	71.91	73.11	31.96
Fair value of option resulting from the model (average)	5.19	1.82

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2013 the fair value of the options as of December 31, 2013 was R$ 5,425 (R$ 471 as of December 31, 2012).

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013		2012
	Number of SPO	Weighted average price for exercise of options - Reais	Number of SPO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	607,399	21.57	379,851	27.55
Granted during the year	241,032	20.37	553,710	21.15
Forfeited	(169,356)	27.94	(326,162)	27.83

Outstanding at the end of the year	679,075	19.55	607,399	21.57

Exercisable options at the end of the year	424,491	20.44	353,511	24.25

For the year ended December 31, 2013 compensation expense of R$ 5,425 was recorded in “General and administrative expenses” and the corresponding provision in “Other payables” (for December 31, 2012, not compensation expense was recognized as the provision balance was reduced for R$ 471).

30                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the assets retirement obligation. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a results of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occur when is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in profit and loss.

The balance of the provision for asset retirement obligations as of December 31, 2013 amounted to R$ 14,315 and it is included in non-current “Other payables”, against the fixed assets in the same amount.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

31                                 Revenue

(a)                                Reconciliation

	2013	2012	2011

Gross amount	8,053,038	7,208,452	6,861,041
Sales taxes	(130,175)	(138,820)	(245,759)
Discounts and returns (*)	(1,005,457)	(895,259)	(760,982)

Net revenues	6,917,406	(6,174,373)	5,854,300

(*)    Related mainly to the export customers’ performance rebate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Information about products

	2013	2012	2011

Pulp
Volumes (tons)
Domestic market	447,429	530,566	507,559
Foreign market	4,750,337	4,825,990	4,633,402

	5,197,766	5,356,556	5,140,961

Pulp revenue
Domestic market	503,649	508,533	486,248
Foreign market	6,341,772	5,597,725	4,980,570

	6,845,421	6,106,258	5,466,818

Average price (in Reais per ton)	1,317	1,140	1,063

Revenue
Domestic market	503,649	508,533	486,248
Foreign market	6,341,772	5,597,725	4,980,570
Paper			324,122
Services	71,985	68,115	63,360

	6,917,406	6,174,373	5,854,300

(c)                                 Information by geographic areas

The geographic areas are determined based on the customer location. The Company’s revenue classified by geographic areas is described below:

	2013	2012	2011

Europe	2,679,705	2,539,214	2,343,284
North America	1,930,893	1,581,021	1,395,009
Asia	1,708,368	1,454,963	1,262,191
Brazil and others	598,440	599,175	853,816

	6,917,406	6,174,373	5,854,300

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

32                                 Financial results

	2013	2012	2011

Financial expenses
Interest on loans and financing	(575,877)	(681,839)	(660,084)
Appropriation of interest-acquisition of Aracruz shares			(40,893)
Loans commissions	(22,118)	(72,840)	(84,866)
Financial charges in the partial repurchase of Bond	(350,295)	(150,917)
Others	(68,236)	(38,848)	(87,162)

	(1,016,526)	(944,405)	(873,005)

Financial income
Financial investment earnings	96,942	151,728	180,377
Reversal of indexation charges on contingent liabilities
Others	13,781	15,918	36,623

	110,723	167,646	217,000

Gains (losses) on derivative financial instruments
Gain	376,750	438,896	556,766
Losses	(592,063)	(623,361)	(833,643)

	(215,313)	(184,465)	(276,877)

Foreign exchange and (loss) gain
Loans and financing	(910,316)	(803,641)	(1,036,274)
Other assets and liabilities (*)	(22,591)	68,640	100,485

	(932,907)	(735,001)	(935,789)

Net financial result	(2,054,023)	(1,696,225)	(1,868,671)

(*)    Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

33                                 Expenses by nature

	2013	2012	2011

Cost of sales
Depreciation, depletion and amortization	(1,833,548)	(1,811,974)	(1,812,855)
Freight	(774,851)	(691,994)	(611,273)
Labor expenses	(412,624)	(442,459)	(473,426)
Variable costs	(2,361,665)	(2,290,831)	(2,226,715)

	(5,382,688)	(5,237,258)	(5,124,269)

Selling expenses
Labor expenses	(19,881)	(17,541)	(18,564)
Commercial expenses (*)	(299,979)	(260,326)	(239,787)
Operational leasing	(1,758)	(1,310)	(907)
Depreciation and amortization charges	(6,957)	(12,609)	(11,779)
Other expenses	(18,963)	(6,265)	(23,891)

	(347,538)	(298,052)	(294,928)

General and administrative and directors’ compensation expenses
Labor expenses	(122,223)	(113,915)	(121,627)
Third-party services (consulting, legal and others)	(111,480)	(103,149)	(127,891)
Contingencies
Depreciation and amortization charges	(22,656)	(23,725)	(23,674)
Donations and sponsorship	(5,690)	(9,402)	(7,617)
Taxes and contributions	(5,851)	(4,628)	(4,411)
Operating leases and insurance	(9,198)	(8,657)	(8,802)
Other expenses	(23,033)	(22,526)	(16,403)

	(300,131)	(286,002)	(310,425)

Other operating expenses, net
Program of variable compensation to employees	(55,742)	(56,402)	(60,071)
Capital gain - Piracicaba disposal			175,654
Capital gain of land and building sold - Asset Light (Note 1(e))	799,040
Tax credits	29,973
Capital gain - IPI credit premium (Note 24 (d)(i))	77,486	93,152
Loss (gain) on disposal of property, plant and equipment	(220,936)	64,419
Change in fair value of biological assets (Note 18)	102,265	297,686	145,884
Reversal of provision for contingencies	116,042
Others	(24,730)	(44,829)	(8,072)

	823,398	354,026	253,395

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 5,000 million. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 58,565 on December 31, 2013. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2014, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered to be adequate by management.

35                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	Continued operations			Discontinued operations
	2013	2012	2011	2011

Net (loss) income attributable to the shareholders of the Company	(706,422)	(704,706)	(1,113,277)	240,655

Weighted average number of common shares outstanding	553,591,822	524,925,157	467,591,824	467,591,824
Basic earnings per share (in Reais)	(1.28)	(1.34)	(2.38)	0.51

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2013 and 2012, without considering treasury shares, for total of 342,824 shares in the year ended December 31, 2013 and 342,822 shares in the year ended December 31, 2012. During the year 2013 there was no changes in the number of shares of Company.

	Shares outstanding
	2013	2012

January to April	553,591,822	467,591,824
May to December	553,591,822	553,591,824

Weighted average	553,591,822	524,925,157

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)    Diluted

The Company has no convertible securities or share purchase options that would have a diluted effect in earnings per share.

36                                 Assets held for sale and discontinued operations

As mentioned in Note 1(d)(ii), the CGUs Conpacel, KSR and Piracicaba were sold in 2011 and the forest and lands located in the south of Bahia were sold in 2012. We have also classified the Losango project assets as assets held for sale since June 2011.

The forest and lands located in the south of Bahia do not meet the definition of discontinued operations because they do not represent a major separate line of business or geographical area.

(a)    Assets held for sale

The assets held for sale are related to the Losango project, as detailed in Note 1(d)(ii) and (iii):

	December 31, 2013	December 31, 2012	January 1st, 2012

Losango Project
Biological assets	284,217	284,217	269,918
Property, plant and equipment - substantially lands	305,632	305,632	341,784
Others			32,464

	589,849	589,849	644,166

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

(b)                                Discontinued operations (Conpacel, KSR and Piracicaba) and assets on south of Bahia State

The results of discontinued operations regarding the year ended December 31, 2011 are summarized on the following table. The results earned with the sale of Piracicaba unit and assets on south of Bahia State were not presented as discontinued operations due to the fact that the values are not significant compared to the Company’s income.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Discontinued operations - Conpacel and KSR - information on Statement of profit and loss

2011

Net revenue	65,640
Cost of sales	(41,648)

Gross profit	23,992

Selling and administrative expenses	(13.575)
Financial results	(106)
Gain on disposal	357.196
Others	(2.878)

Income before income taxes	364,629

Income taxes	(123,974)

Net income from discontinued operations	240,655

(ii)                               Discontinued operations - Conpacel and KSR - information on cash flows

2011

Net cash provided by operating activities	36,886
Net cash provided by investing activities	1,558,768
Net cash used in financing activities (*)	(1,595,654)

(*)         The Conpacel and KSR treasury operations were centralized by the Company. This amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Gain on disposal of discontinued operations, Piracicaba and assets on south of Bahia State

We present bellow the gain recorded in the year ended December 31, 2012 and 2011 for the disposal of the CGUs assets on south of Bahia State (in 2012) and Conpacel, KSR and Piracicaba (in 2011):

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2012	2011
	Assets in the south of Bahia State	Conpacel and KSR (i)	Piracicaba (ii)	Gain

Selling price	210,000	1,508,768	567,375	2,076,143
(-) Net carrying amount of disposed
Fixed assets and biological assets	(139,399)	(588,946)	(291,578)	(880,524)
Goodwill		(475,413)		(475,413)
Fair value (IFRS 3(R)/CPC 15 and IAS 41/CPC 29)	(29,319)
Inventories		(84,055)	(90,143)	(174,198)
Other assets and liabilities		(3,158)	(10,000)	(13,158)
Other expenses	(11,660)

(=) Gross gain recognized before taxes	29,622	357,196	175,654	532,850
(-) Income taxes	(10,074)	(121,447)	(59,722)	(181,169)

(=) Net gain after taxes	19,551	235,749	115,932	351,681

(i)        The gain is included as part of net income from discontinued operations.

(ii)     The gain is included in “Other operating expenses, net”.

(c)                                 Indemnification liabilities

In connection with the sale of CGUs and assets described above the Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37                                 Impairment testing

Following the accounting policy described in Note 2.11(a), as of December 31, 2013 and 2012, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. In addition, as of December 31, 2012 and 2011 the book value of the Company’s net assets exceeded its value as per market capitalization, therefore, an impairment analysis of long-lived assets was performed. As a result, as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2013, the Company assessed the need for performing an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz and Veracel) amounted to R$ 4,230,450 at December 31, 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Future estimated cash flows for each period are discounted to present value using a discount rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is approximately seven years.

The main assumptions used in determining value in use at December 31, 2013, are as follows:

Assumptions

Exchange rate in the period - R$	2.15
Average gross margin - %	45.4
Discount rate - WACC (gross and net from tax credits) - %	12.10 and 6.26

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate could result in the recoverable amount of the UGCs to be different.

For purposes of the sensitivity analysis, an isolated reduction of 10% in the pulp price and in the exchange rate (US Dollar) for the next four years of discounted cash flows, would result in the UGC recoverable amount to be higher than its value in use at December 31, 2013, not being necessary the recognition of a provision for impairment.

The recoverable value of the UGC as per the impairment test exceeds its book value by R$ 5.4 billion.

(b)                                Três Lagoas and Jacareí

At December 31, 2013 the Company assessed whether the value in use of the UGCs Jacareí and Três Lagoas exceeded its carrying amount. Value is use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

38                                 Subsequent events

(a)                                Land Sale Receivable - Asset Light project

As stated in Note 1(e) as of December 31, 2013, R$ 902,584 of the purchase price of the sale of land was pending payment and subject to the fulfillment of certain obligations and legal administrative processes. In January, we received in cash R$ 604,618. The remaining balance of R$ 297,966 will be received as follows: R$106,084 in one installment on January 30, 2014 and the balance of R$ 191,882, no later than the end of the first quarter of 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Fibria 2020 Bond Early Redeem

In January 2014, the Company’s Management approved the early redeem 100% of the Fibria’s 2020 Bond, that bear an interest rate of 7.5% p.a. As of December 31, 2013, the outstanding balance of the bonds amounted to R$ 1,616 million (US$ 690 million). The Company expects to complete this transaction in March of 2014 and, consequently, the balance is recorded as current liabilities.

*       *       *

2013 MANAGEMENT REPORT

MESSAGE FROM THE MANAGEMENT

Over the 2013 year we moved forward with our business strategy and financial strengthening, focusing mainly on obtaining investment grade status. This is consolidate with the announcement of the monetizing of 206 thousand hectares of land to an investment fund, allowing us to maintain end-to-end management of our forests without, however, owning 100% of the lands where we operate. The total potential amount of this transaction is R$1.65 billion and in December 30, 2013 we received the amount of R$500 million and until January 29, 2014 we received more R$605 million. The payment of the remaining balance of R$298 million is expected to be received in 1Q14, after fulfillment of some legal obligations and registrations. Fibria may also receive an additional R$248 million, which is contingent upon the appreciation of the land during a period of 21 years.

Earning admiration for the shared value we generate is our greatest goal. For this, we must maintain our philosophy of operating excellence, focus on competitive cost control and invest in innovative solutions to meet the demands of our clients and find new sources to create value from our assets.

One of the levers of value that inspired Fibria’s creation was the opportunity to keep valuing the market discipline. The wood availability, in a competitive way, is evaluated by us continuously, such as obtaining license and the search for new frontiers of growth. However, we believe that, despite the challenges, the consolidation growth presents undisputed benefits.

In 2013, the pulp market saw new capacity come on-stream, an effect minimized by saw closures announced throughout the period, representing approximately 1.1 million t (net increase of approximately 515 thousand t). On the demand side, there was an increase of 5.6% in eucalyptus pulp shipments in the year, especially to China and North America.

Over the year Fibria had its rating upgraded to BB+ by S&P while Fitch and Moody’s changed its outlook to “positive”. The Company is currently one notch away from obtaining the investment grade by the three rating agencies.

In line with the strategy of reducing debt, in 2013, Fibria repurchased R$1.9 billion in bonds with unattractive rates, which will provide an annual savings of US$67 million in interest payments.

The dollar stabilization in a more valued level over 2013 contributed for a record, since Fibria’s inception, net revenue and adjusted EBITDA, totaling R$ 6.9 billion and R$2.8 billion, respectively.  The free cash flow generation from our operations totaled R$1.3 billion in 2013, up 52% over the previous year, representing a return on the market value of our shares of 8.3% on December 31, 2013.

With a higher EBITDA and the initial payment of R$ 500 million related to the land sale Fibria’s leverage, as measured by net debt/EBITDA in dollars (which is the metrics used for covenants purpose), went down to 2.6x in 2013, the lowest historical level since the Company’s inception. Including the receipt of the second payment from the land sale in the amount of R$903 million, most of it received in January 2014, the ratio would be 2.3x in dollars.

In the social and environmental dimensions, we progressed with our community relations, where old conflicts gave way to cooperation. Fibria’s engagement projects with the community, such as the Rural Areas Development Program (PDRT), sustainability program Tupiniquim Guarani and Colmeias held steadily and attended around 3,600 families. Fibria also strengthened its social activities supporting the Redes program, a proposal that united the Votorantim Institute and BNDES, and continued to lead the Responsible Network program agenda, together with clients, suppliers and partners, aiming to increase the investments in improving the local quality of life.

We also would like to highlight that Fibria’s executive office was 100% renewed in the last three years due to, in most cases, the retirement process that were predicted. The repositions were, in 80% of the cases, fulfilled internally, valuing and reinforcing even more the beliefs in meritocracy and talent growth.

Our work was also recognized in major awards, including Company of the Year in the Valor 1000 Award, industry leadership in the Dow Jones Sustainability Index (DJSI), and best industry company according to Exame Sustainability Guide. Among other acknowledgements, Fibria was a highlight of the Top 10 Game Changers, naming the world’s leading companies improving the planet through corporate action.

We would like to thank everyone — employees, clients, NGOs, stakeholders, suppliers, investors — who contributed to our excellent results earned thus far. Each of you plays a fundamental role in the success story Fibria has been building.

Marcelo Strufaldi Castelli	José Luciano Penido
Chief Executive Officer	Chairman of the Board of Directors

MARKET OVERVIEW

The positive expectations for the pulp market in 2013 were confirmed throughout the year. Despite the new pulp capacities, factory closures in several regions ameliorated the market impact of these new volumes coming on-stream as new paper production capacities drove pulp demand for important markets.

The solid performance of the world pulp market was chiefly driven by the increase in BEKP sales, which correspond to approximately 80% of these additional volumes. Eucalyptus pulp sales were up 5.6% or 844 thousand t in 2013, mainly due to the United States (+11.9%) and China (+23.0%), where most of the new paper capacities were installed in the year.

PERFORMANCE ANALYSIS

In 2013, Fibria’s pulp production totaled 5.3 million t. The 1% decline as compared to 2012 is primarily due to the reduced number of production days in 2013 and the impact of the December rains at the Aracruz Unit.

The 2013 pulp sales volume reached 5.2 million t, down 3% over the previous year due to the need to normalize pulp inventory levels in 2013, in addition to the lesser number of days in the year. Fibria’s sales mix by final use and region reflected the Company’s commercial strategy of focusing on industry leaders who will sustain and increase their market shares. Sales to the Tissue segment represented 53% of total sales in 2013, followed by 30% to Printing & Writing and 17% for Specialties. Europe remained the top destination at 39% of total sales, followed by North America at 28%, Asia with 24% and 9% to Brazil/others.

Fibria’s net operating revenue totaled R$6.9 million in 2013, up 12% over 2012. This increase is primarily explained by the average pulp price in reais, which rose 16%, in turn due to the average foreign exchange appreciation of 11% in the period and the 5% increase in the average pulp price in dollars.

The cost of goods sold (COGS) totaled R$5.4 billion, up R$146 million or 3% as compared to the previous year, driven by: (i) the increased cash cost of production and (ii) the impact of foreign exchange variations on logistics costs.

Administrative expenses totaled R$300 million, rising 5% over 2012 as a result of increased expenses with charges, indemnifications and advisory services. These factors offset the positive effect of the lower payroll taxes announced by the government for 2013 and 2014.

Selling expenses grew 17% over the previous year to R$348 million, chiefly explained by greater expenses at terminals and also the dollar’s 11% average appreciation against the real. It should be noted that the ratio of selling expenses over net income remained stable (5%) over the previous year.

In 2013, Fibria’s adjusted EBITDA was R$2.8 billion with margin at 40%. As compared to the previous year, there was a 24% rise in EBITDA to the best result since the Company’s creation, and a 4 p.p. margin expansion. This result is primarily explained by the 16% increase in the average pulp price in reais, in turn driven by the 11% average rise in the dollar in the period and 5% hike in the average pulp price in dollars.

The financial result totaled an expense of R$2 billion, compared to an expense of R$1.7 billion in 2012. This difference was due to: (i) the impact of foreign exchange variation with the closing dollar up 15% in 2013, greater than the 9% rise in 2012, on total dollar-denominated debt, which represents a significant portion of the Company’s debt due to its nature as an exporter and (ii) greater expenses with financial charges deriving from the repurchase of bonds in 2013 in the amount of R$1.9 billion, compared to R$1 billion repurchased in 2012.

In 2013, Fibria’s risk factors related to tax contingencies were substantially reduced. In December of 2013, we announced that we had chosen to pay our tax debts payable as at December 31, 2012 to the Brazilian Federal Revenue Service related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on earnings abroad. The total amount payable, with a 100% reduction in fines and penalties, was R$560 million and of this, Fibria effectively disbursed cash in the amount of R$392 million after using tax loss and negative social contribution base credits to offset R$168 million or 30% of the principal.

In 2013, Fibria recorded a loss of R$698 million, primarily explained by the rising dollar against the real in the period and income tax and social contribution with expenses related to adherence to REFIS.

STRATEGY

In 2013, Fibria advanced with its strategy of strengthening its capital structure, consolidated through monetization of part of its lands to an investment fund. This transaction allows the Company to demobilize part of the lands where it operates, maintaining end-to-end management of its forests. The total potential value of the sale is R$1.65 billion, with R$500 million received as a down payment on December 30, 2013 and until January 29, 2014 we received more R$605 million. The payment of the remaining balance of R$298 million is expected to be received in 1Q14 after fulfillment of some legal obligations and registrations. Fibria may also receive an additional R$248 million, which is contingent upon the appreciation of the land during a period of 21 years and, if owed, will be paid in three payments on the 7th, 14th and 21st anniversaries of the transaction, counted from December 30, 2013.

In addition, maintaining its strategic focus on growth with discipline, Fibria is prepared to expand its production capacity at the opportune moment with the expansion project at the Três Lagoas Unit in Mato Grosso do Sul State.

CAPITAL INVESTMENTS

In 2013, Fibria’s capital investments totaled R$1.3 billion, in line with its guidance. For 2014, the Company’s Management plans to invest R$1.5 billion, an 18% increase reflecting forest partner contracts signed as a result of the December, 2013 land sale and a non-recurring impact related to wood purchases, expected to continue for 2 to 2.5 years before returning to normal levels.

LIABILITY MANAGEMENT

In 2013, Fibria maintained its focus on reducing its debt and increasing free cash flow to return to investment grade according to ratings agencies. Fibria repurchased and cancelled R$1.9 billion in bonds with unattractive rates during 2013. The total repurchases will provide an annual savings of US$67 million in interest payments. Free cash flow reached R$1.3 billion in the year, up 52% over the previous year for a return on the market value of its shares of 8.3% on December 31, 2013.

Fibria closed 2013 with a solid financial position. The Company’s cash, including the mark-to-market of hedge instruments, totaled R$1.9 billion. Since May of 2011, the Company has maintained revolving credit facilities in the total amount of US$500 million with availability for four years. In addition, in April of 2013, a new revolving credit line was contracted in the total amount of R$300 million with a term of 5 years and cost of 100% of the CDI + 1.5% p.a. when used (when not in use, the cost in reais will be 0.5% p.a.). Even though they are not in use, these funds help improve the Company’s liquidity, such that, in addition to the current cash of R$1.9 billion, Fibria also has R$1.5 billion in unused contracted funds from these stand-by credit facilities with immediately liquidity. Therefore, the ratio of cash (including these stand-by credit facilities) to short-term debt was 2.3x on December 31, 2013, not considering the reclassification of the bond 2020 from the long term to the short term, due to the redemption scheduled for March 26, 2014.

Net debt closed the year at R$7.8 billion, up 1% as compared to 2012, chiefly the result of the dollar’s 15% appreciation against the real. Fibria’s net debt/EBITDA ratio in dollars was 2.6x at the end of 2013. Considering the receipt of the remaining R$903 million, most of it received in January 2014, net debt/EBITDA would be 2.3x in dollars and 2.5x in reais.

DIVIDENDS

The Company’s bylaws require a minimum annual dividend of 25% of net income, adjusted for allocations to the capital reserves as provided by Brazilian corporate law. No dividends were proposed for the year ended December 31, 2013, considering the loss of R$698 million in the year.

CAPITAL MARKETS

Fibria’s shares listed on the BM&FBovespa’s Novo Mercado under the ticker symbol FIBR3 rose 23% in the year to R$27.65. On the New York Stock Exchange (NYSE), the Company’s level III ADRs traded under ticker symbol FBR closed up 3% in the year to US$11.68. The average daily trade volume in 2013 on the BM&FBovespa and NYSE was 2.8 million, down 21% over 2012.

The average daily financial volume of Fibria’s shares was US$31.9 million, up 7% over the previous year.

Total outstanding shares	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market Value on December 31, 2013	R$15.3 billion | US$6.5 billion

Fibria’s stock is included in the Bovespa Index, representing 1%. In addition, Fibria was included on the BM&FBovespa’s Corporate Sustainability Index (ISE) for the fifth consecutive year.

CORPORATE GOVERNANCE

The year was marked by the continued pursuit for improved governance at Fibria. We elaborated a Related Party Transaction Policy, as well as an Anti-Corruption Policy, both of which were approved by the Board of Directors, to keep our business in line with the highest standards of integrity and transparency.

Also in 2013, we instituted the Statutory Audit Committee, a joint-decision making body directly advising the Company’s Board of Directors. The Statutory Audit Committee was created to oversee the quality and integrity of financial reports, adherence to legal, statutory and regulatory requirements, the appropriateness of risk management processes and the internal and external auditors. The Statutory Audit Committee and the work of its independent members represent transparency, reliability and important tool in risk management.

After the elaboration of the Crisis Management Manual and the establishment of the regional commissions of crisis management in 2012, the company moved forward in 2013 with the following initiatives: establishment of the Corporate Commission of Crisis Management, crisis scenarios and events mapping, stakeholder map update, construction of emergency and business continuity plans. Fibria keeps a proactive attitude working with prevention, trying to anticipate the problems and solve them with efficiency and speed, avoiding negative impacts to the business.

In addition, in 2013, Fibria implemented a Control and Compliance management under the Governance Risk and Compliance general management, reinforcing the importance of these matters within the organization. Obligations arising from internal rules, external requirements and contractual obligations are monitored periodically such as to allow monitoring of compliance risk exposure and take action to mitigate them and/or reduce their impact. Monitoring is done by an independent structure with functional reporting to the Statutory Audit Committee.

SUSTAINABILITY

Fibria is the first link in a long value chain that begins in the forest, where neighboring communities are sometimes very poor, and extends to world consumers of various types of broadly used papers. These consumers are increasingly demanding with social and environmental practices of manufacturers — our clients — and their suppliers. Throughout this chain, which involves operations in 242 Brazilian cities and relations with a broad range of stakeholders the Company works to ensure best practices in planting trees, industrial production and a transportation and distribution logistics complex. Focused on innovation, eco-efficiency, and dialogue with stakeholders, the company works to mitigate its negative impacts and expand its contribution to society for good, in addition to its core business. In 2013, this commitment to sustainability and sharing value drove important acknowledgements both nationally and internationally, such as the Exame Sustainability Guide and “Época Negócios 360°.” Fibria was also named industry leader in the 2013/2014 portfolio of the Dow Jones Sustainability Index World (DJSI World) and Dow Jones Sustainability Index Emerging Markets of the New York Stock Exchange, in addition to having been chosen by RobecoSAM (evaluating company for the Dow Jones Sustainability Index) as one of the 10 Game Changer of the Future companies in the world, and the only in the Latin America.

The advances made in 2013 reinforce Fibria’s focus on matters that are important to the Company and to society, expressed as commitments in the Long Term Sustainability Goals identified in the Materiality Matrix (1) developed in 2009 and which considers both business and stakeholder interests.

(1)         Considering the transformations in society and the Company’s own evolution, Fibria updated this matrix for a more current approach to priority topics in its operations and will be discussed in the 2013 Sustainability Report.

Impact of plantations on biodiversity: Fibria conserves 38% of its land via protection, recovery, management and integration with the forest plantation base, also seeking to minimize external pressures and degradation factors that could affect these fragments. Fibria established as long term goal to promote the environmental restoration in 40 thousand hectares of own lands, between 2012 and 2025. The biodiversity in our forest areas is the subject of research to discover, protect and expand species and populations of native flora and fauna. Additionally, the Company monitors the environmental quality of its properties.

Certifications and voluntary commitments: Fibria’s quality, environmental, occupational health and safety and forest management systems are all certified. All units are Forest Stewardship Council® (FSC®) and Cerflor/PEFC certified. The Company also participates, voluntarily, in several forums, associations or working groups such as the World Business Council for Sustainable Development (WBCSD), The Forests Dialogue (TFD), the UN’s Global Compact and the Pact for the Restoration of the Atlantic Rainforest.

Ethics: Fibria’s Corporate Code of Conduct establishes the standards of behavior required in professional and personal relationships and is applicable to all direct and indirect employees, irrespective of their level of seniority. We have an Ombudsman with three external channels of communication (telephone, P.O. box and internet) and one internal channel (intranet) to receive reports of violations of the Code of Conduct, or consultations with guarantee of confidentiality and secrecy of information. In 2013 the ombudsman received 103 valid records, being 58 anonymous and 45 identified. Only 11 records wasn’t closed in 2013. To reinforce the application of the Code of Conduct, an Ethics and Conduct Committee composed of members of the executive board and management examines possible violations, ensures that criteria are applied uniformly in assessing cases, establishes measures for matters not addressed in the Code and ensures effective operation of the Ombudsman. Cases of fraud, embezzlement or property damage are handled by the Internal Audit and Statutory Audit Committee. The company took important steps to consolidate the ethics in its business environment in 2013 with the implementation of the anticorruption program, encompassing, among other actions, in class and online training to its employees.

Water Use: Fibria continuously monitors the hydrographic watersheds in its areas of operation to avoid or minimize any impact on the quantity and quality of the water caused by forest management. The most recent data indicate that forestry operations have had no significant impact on the water reserves in the regions where the Company operates. Using state-of-the-art technology for hydric resource management and adopting effective prevention and control procedures we can reach high levels of water reuse. As a member of the Water Footprint Network, Fibria is a pioneer in the Brazilian pulp and paper industry in terms of its water footprint, based on managing water resources in the value chain of the pulping process. Water used to supply the plants is collected via grants in accordance with the applicable environmental legislation of each location and the units’ operating licenses. All industrial units comply with international standards for water consumption and effluent quality.

Strategy/commitment to sustainability: Fibria’s business strategies are based on the responsible use of natural resources, support for the development and well-being of neighboring communities, and preservation and recuperation of native eco-systems. Sustainability management is reinforced by the Sustainability Committee, which advises the Board of Directors and is composed of Company representatives and various external and independent specialists, which, in 2013, created task forces to explore best practices and trends in Climate Change, Biodiversity and Ecosystem Services. Sustainability management also has the Internal Sustainability Commission composed of several department managers that guarantees and monitors the execution of the Company’s commitments.

Sustainability goals are represented by a set of long term goals, in addition to annual goals, which are public commitments regarding issues such as optimized land use, protecting biodiversity, minimizing climate change, eco-efficiency and the quality of our relationship with society, including our contribution to the sustainable community development.

Relationship with neighboring communities: Reflex of its broad geographic footprint, Fibria is in contact with communities that vary significantly in economic, social and cultural terms and which are positively or negatively affected to varying degrees by plantation and industrial operations. Our relationship with neighboring communities follows a model based on engagement with the communities, which is defined according to the intensity of the activities of the operation in these communities. Among these projects, the highlight is the Rural Territory Development Program (PDRT), realized in a partnership with public bodies. The program objective is to provide specialized technical assistance to residents and guidance for the sale of products under federal family agriculture incentive programs. Expanded in 2013, the PDRT reached 1,146 families from 40 communities in Bahia and Espírito Santo states, 610 families in 7 communities in Mato Grosso do Sul State. In São Paulo state, the program began in 2013 and benefited 67 families in 3 communities. The average monthly household income from PDRT activities increased 44% in the states of Bahia and Espírito Santo and 24% in Mato Grosso do Sul state, comparing the years of 2012 and 2013. To Bahia and Espírito Santo this represented an increase of R$ 1,155 in the household income, while in Mato Grosso do Sul the increase was of R$ 2,100.

Forest Partner Program (wood suppliers): In addition to reducing property needs, the supply of timber by independent producers is a way of including local producers into Fibria’s value chain and promotes income generation and job creation, as well as agricultural diversity. Fibria has, nowadays, 2,914 contracts with forest partners distributed in 86,518 hectares which in 2013 represented 19% of the wood used by the company in its productive process. The average contract area is 29.7 hectares. The Forest Producer program operated in Espírito Santo, Bahia, Minas Gerais and Rio de Janeiro states covers most of the forest partner program. In other states, the program for guaranteeing third party timber supply is known as the Forestry Savings Plan, whereby rural proprietors are motivated to produce timber for Fibria via long-term contracts and guaranteed financing, provision of saplings and a purchase agreement for the end of the cultivation cycle, which lasts for an average of seven years.

Environmental Risks: Fibria has a Risk Management Policy that provides guidelines for the Company, and a Risk Management area which helps identify significant risks and analyze and recommend how they should be addressed. Different types of risk (factors to which the company is exposed that impact corporate results and require constant monitoring considering growth targets and profitability expectations) are taken into account, including market, operating and credit risks, risks to reputation, social and environmental risks, risks of natural and physical events and regulatory risks. Climate change can affect Fibria’s economic and financial results due to the very nature of our business, which requires the use of natural resources. The Company is also exposed to risk arising from climate change that can affect the balance of the eco-systems, productivity and water availability for manufacturing. Fibria has adopted the principle of precaution in managing and executing its industrial and forestry operations, through production control and monitoring measures such as agronomic studies, classical genetic improvement in eucalyptus production, including adapting species to different climate conditions and water consumption monitoring in forest areas, closed circuit industrial effluent systems, and reusing water in manufacturing.

Emissions, effluents and waste: Fibria has a positive balance between carbon dioxide equivalent emissions from its forestry, industrial and logistics operations and carbon sequestration by its plantations and native forests. For each ton of pulp produced, Fibria removes 0.8 tons of carbon equivalent. In addition to seeking to reduce and control the sources of odors (equipment and processes), the Company has established an Odor Perception

Network (RPO) composed of volunteers from neighboring communities who are trained to identify the odor and notify the Company when one is detected near the plants, in addition to other communication channels with stakeholders. In 2013 45 occurrences was recorded related to odor trough RPO and other stakeholders. Aligned with the long term goal, the company established a goal of, until 2025, 91% of the solid waste volume destined to land fields. Fibria has been working to make use of pulp manufacturing waste, co-processing and transforming it into products used in correcting the soil acidity in the eucalyptus plantations. In 2013, the Jacareí and Três Lagoas units began recycling biological sludge, a waste in effluent treatment system to be burned in biomass boilers, obtaining expressive environmental gains with the reduction of landfill waste. A total of 53,146 tons of waste (dregs, grit, lime mud and boiler ash) was reused in 2013, saving about R$8.5 million.

Relationship with specific communities: In some communities located in the poorer regions of northern Espírito Santo and southern Bahia states, there are social conflicts arising from causes that sometimes have nothing to do with the Company and that it is frequently incapable of resolving. This is a complex challenge, but Fibria considers resolving these conflicts a priority and has been dealing directly with the communities in this regard, in addition to other players who may be able to contribute like government, NGOs and other companies. Some communities warrant special attention in the development of specific social inclusion projects, often with the participation of government agencies and independent social and environmental entities. A case in point are the black communities where residents have been formally identified as former escaped-slave communities or claim to be so, in addition to communities of Tupiniquim and Guarani indigenous tribes, members of the Landless Workers Movement (MST) and traditional fishing communities. Fibria has as long term goal to help the community to became, until 2025, 70% of the income generation projects supported by the company and to reach 80% of approval in the neighboring communities. One of the main evaluation tools of the index evolution is the favorability research, realized with the communities in the first semester of 2013. According to this survey, 72% of the consulted residents approved Fibria’s activities.

TECHNOLOGICAL INNOVATION

Fibria is one of the top industry investors in research and development and has done this consistently for more than 40 years. In 2013, it invested approximately R$45 million in a portfolio of research projects that ranges from improving plants and advances in forest management to the development of new products. At the Fibria Technology Center, technologies are developed to: (i) increase forest productivity; (ii) improve the quality of wood used as raw material; (iii) increase the efficiency of production processes and industrial production; and (iv) sustainably develop high-quality, innovative products.

In 2013, the Forest Management and Natural Resources area assisted the forest business with the development of precision silviculture systems that monitor soil fertility and conservation and optimize the allocation of available resources, bringing cost reduction, increase forest biomass production. Also, there was improvements in the plantations planning and conservation areas, in the quantification of ecosystem services, and the calibration and application of hydrological models. The identification of areas with high conservation values, improvements in the forest restructuring program and the resumed development of agro-forestry systems helped add value to the Company’s natural resources management, in addition to opening new opportunities related to the existing forest conservation base. In forest protection, the continued focus on the use of biological plague control contributed to the strategy of reducing chemical use, in line with Fibria’s support for developing a policy for chemical use in the FSC system.

The advances in Genetic Engineering and Biotechnology were expressive in the year. The updated recommendation of genetic material for all Fibria units, which included new solutions seeking maximum adaptation of eucalyptus clones to different environmental conditions with minimized risk of susceptibility to biotic and abiotic stresses, maximized potential productivity. Promising preliminary results were also obtained in the development of a Broad Genome Selection, technology that could allow us to anticipate gains from the genetic engineering program through the selection of superior clones based on variations in DNA patters (molecular markers). There were also advances in the development of a new technology for clone propagation that involves the production of micro-stakes in temporary immersion bioreactors, for which patents have been filed in Brazil and the U.S., a concept that should change standards in forest nurseries regarding the quality of the plant and duration of production cycles. Also in 2013, Fibria maintained its program for research into genetic transformation of eucalyptus involving national and international partners and strictly following legal and certification recommendations to evaluate the potential benefit of this technology for the business and society.

In the industrial area, developments prioritize both the creation of new products and the improvement of existing products. New alternatives were offered to clients to improve the performance of their processes and/or products, especially regarding improved softness and durability, allowing Fibria to provide exclusive technologies in a commodities market. This strategy certainly contributed to making Fibria, according to some of our most important clients, the best commercial and R&D partner in 2013. The development of bio-products and biofuels from biomass and sub-products of the Kraft process has also continued to be an important topic in Fibria’s research portfolio, with significant investments in equipment that allow us to process the raw material into new products (biofuels and lignins). Strategic alliances allowed Fibria to accelerate research and development in bio-refinery. For example, bio-oil produced by Ensyn (Joint Venture with Fibria) using forest biomass was tested in partnership with potential clients and strategic partners with excellent results.

In 2013, we announced two important partnerships in innovation: with Embraer for technological cooperation in the renewable materials segment, and with SweTree Technologies for the development of better eucalyptus clones.

In the process innovation area Fibria encourages its employees to develop innovative ideas, offering financial rewards to the authors of approved proposals through its i9 program. In 2013, 495 suggestions were made to reduce cost, increase revenue, increase productivity, simplify operating processes or some other type of improvement to work routines. Of these, 288 were considered viable and implemented, 210 classified as quantitative for providing some type of savings to the company. For every real invested, return on investment (ROI) was R$61.

SUPPLIERS

We seek to engage the production chain and share social and environmental best practices to identify and reduce carbon emissions, use natural resources responsibly and ensure that workers’ rights are respected. Suppliers are also given guidance on the importance of minimizing negative social and environmental impacts created by their activities.

Fibria was the first forestry company in the world to join the Carbon Disclosure Project (CDP) Supply Chain. For the fourth consecutive year, through the CDP Supply Chain, Fibria continues to seek a positive influence over its value chain, raising awareness among its partners on the need for action with regards to disclosing and reducing carbon emissions in the value chain. In 2013, Fibria raised the percentage of respondents to 91% of the suppliers invited, against a stipulated target of 90%.

PEOPLE

The Human and Organizational Development area (DHO) has had its operational strategy reinforced since 2011, based on our Management, Culture and Organizational Strategy Beliefs.

Fibria hopes to make a positive impact on the organizational climate and thereby enhance its ability to attract, engage and retain employees.

Fibria is strongly committed with safety and health of its professionals and suppliers in all of its operations. Its work health and safety management system contemplates tools and practices that instruct to prevent accidents, incidents and occupational diseases. These practices support the requirements of OHSAS 18.001 rule (port of Santos) and the sustainable forest management certification: CERFLOR and FSC (Forest Stewardship Council). The advance is shown by the frequency tax considering loss of time of 0,91 accidents per million of men hour worked in 2013. Unfortunately, despite all the efforts, 2 fatal accidents involving logistics transportation, wood and people drivers happened.

The Personnel Development and Recruitment area has been working to consolidate the department’s main objectives, which are: (i) to continuously create value for the organization through its people; (ii) to support and motivate managers in creating a culture based on the Management Beliefs; (iii) to facilitate and stimulate self-development; (iv) to identify and influence changes in structure and in organizational processes to increase Fibria’s competitive capacity; and (v) to work together with management to build a cause that inspires and engages both people and teams.

Fibria continued the Performance Management Cycle for executives and expanded it to the administrative and operational levels. The process has resulted in feedback for those involved and the preparation of Individual Development Plans (PDIs) intended to guide and prioritize professional development actions through plans and goals so that the current and future executive and organizational objectives can be attained. This has also made it possible to develop a general overview of these groups and create a succession plan for the organization, putting specific development procedures into action. The internal uptake index at the management level for 2013 was 76%.

Based on the results of the second Fibria Climate Study done in 2012, actions plans contributed to continuous improvement and the creation of a culture of climate management. Key corporate actions were focused on improving people management, including: the performance management cycle developed for the Administrative and Operational levels, as mentioned above, and the preparation of first-level leaders who manage people to train and develop Fibria’s professionals, providing knowledge and skills to support role performance and contributing to Fibria’s sustainability and achievement of its goals.

In addition, we increased investments in training and development programs by 34%.

RELATIONSHIP WITH INDEPENDENT AUDITORS

In compliance with the provisions of Brazilian Securities and Exchange (CVM) Instruction 381/2003, we state that, during the year ended December 31, 2013, we contracted our Independent Auditors to carry out work other than that related to external auditing related to a review of ancillary tax liabilities and others. These services were provided over a period of less than one year and the corresponding fees did not exceed 5% of the amount of consolidated fees relating to Fibria’s external audit. Considering the scope of these services and the procedures carried out, these services did not affect the independence or objectivity of the Independent Auditors.

The Company’s policy for contracting services not related to the external audit from our independent auditors is based on principles that preserve these auditors’ independence. These principles are internationally accepted and are as follows: (a) auditors shall not audit their own work, (b) auditors shall not perform management activities for their client and (c) auditors shall not promote their client’s interests.

Furthermore, the Company’s financial statements as of December 31, 2013, were audited by PricewaterhouseCoopers Auditores Independentes.

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Fibria Celulose S.A. (“Fibria” or “Company”) Management hereby presents the Capital Expenditure budget proposal.

The capital expenditure budget plan for 2014, dully approved in the Board of Directors meeting held on December 12, 2013, totals the amount of R$ 1,520 million, as per detailed below:

R$ Million
Maintenance	234
Expansion	37
Modernization	24
Research & Development	5
Information Technology	14
Forestry — Expansion	95
Florestry — Renewal	1,082
Safety/Environment	29

Total Capital Expenditure	1,520

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The above mentioned budget will be executed with the priority use of Company’s own funds (obtained through its operational activities along the fiscal year) /Third parties.

Sources and Uses Summary Table:

Sources	R$ million
Own funds (obtained through its operational activities along the fiscal year)/Third parties	1,520

There being the capital expenditure budget proposal to be presented, the Management stands at the entire disposal of its shareholders to provide further clarification if needed.

São Paulo, January 29, 2014.

THE MANAGEMENT

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO